DATED 23 December 2004
                              ---------------------

                             PISCES SHIPHOLDING LTD.
                           LIEGH JANE NAVIGATION S.A.
                               SNAPPER MARINE LTD.

                                      -and-

                                 HSH NORDBANK AG
                                   (as lender)

                       ---------------------------------

                              US$27,000,000 SECURED
                                      LOAN
                               FACILITY AGREEMENT
                          m.v. "MARIA" (tbr "GOLDMAR")
                        m.v. "JEDI KNIGHT" (tbr "SWIFT")
                        m.v. "SEA WISE" (tbr "MARYBELLE")

                       ---------------------------------

                               STEPHENSON HARWOOD
                            One St. Paul's Churchyard
                                 London EC4M 8SH
                               Tel: 020 7329 4422
                               Fax: 020 7606 0822
                                   Ref: 39.018

                                    CONTENTS

                                                                            Page

1    Definitions and Interpretation ..........................................2

2    The Loan and its Purpose ...............................................15

3    Conditions Precedent and Subsequent ....................................16

4    Representations and Warranties .........................................21

5    Repayment and Prepayment ...............................................23

6    Interest ...............................................................26

7    The Master Agreement ...................................................28

8    Fees ...................................................................30

9    Security Documents .....................................................31

10   Covenants ..............................................................31

11   Accounts................................................................39

12   Events Of Default ......................................................41

13   Set-Off and Lien .......................................................45

14   Assignment and Sub-Participation .......................................46

15   Payments, Mandatory Prepayment, Reserve Requirements and Illegality ....47

16   Communications .........................................................51

17   General Indemnities ....................................................52

18   Miscellaneous ..........................................................54

19   Law and Jurisdiction ...................................................59

Schedule 1 ..................................................................59

     Calculation of the Mandatory Cost ......................................59

Appendix A ..................................................................63

     Drawdown Notice ........................................................63

LOAN AGREEMENT

Dated: 23 December 2004

BETWEEN:-

(1) PISCES SHIPHOLDING LTD., ("Pisces"), LIEGH JANE NAVIGATION S.A. ("Liegh") and SNAPPER MARINE LTD. ("Snapper") each of which is a corporation incorporated according to the laws of the Republic of Liberia, and whose registered office is at 80 Broad Street, Monrovia, Liberia (together "the Borrowers" and each a "Borrower"); and

(2)  HSH  NORDBANK  AG, a company  incorporated  under  the laws of the  Federal
     Republic    of   Germany    and   having   its    registered    office   at
     Gerhart-Hauptmann-Platz 50, 20095 Hamburg, Germany ("the Bank").

WHEREAS:

(A) Pisces has agreed to purchase the Maria Vessel from the Maria Seller pursuant to the Maria MOA for a purchase price of eleven million nine hundred and twenty thousand Dollars ($11,920,000) and intends to register the Maria Vessel in its ownership under the flag of the Republic of Panama.

(B) Liegh has agreed to purchase the Jedi Knight Vessel from the Jedi Knight Seller pursuant to the Jedi Knight MOA for a purchase price of eleven million eight hundred and fifty thousand Dollars ($11,850,000) and intends to register the Jedi Knight Vessel in its ownership under the flag of the Republic of Panama.

(C) Snapper has agreed to purchase the Sea Wise Vessel from the Sea Wise Seller pursuant to the Sea Wise MOA for a purchase price of seventeen million six hundred eighty thousand Dollars ($17,680,000) and intends to register the Sea Wise Vessel in its ownership under the flag of the Republic of Panama.

(D) The Bank has agreed to advance to the Borrowers, as joint and several debtors and obligors, an aggregate amount not exceeding the lower of (a) twenty seven million Dollars ($27,000,000) and (b) seventy per centum (70%) of the aggregate Market Value of all the Vessels in up to three Drawings, one in respect of each Vessel, in order to assist the Borrowers in financing part of the acquisition of the Vessels.

IT IS AGREED as follows:

1       Definitions and Interpretation

        1.1     Definitions

                In this Agreement:-

                1.1.1 "the Accounts" means the Earnings Accounts and the Retention Account.

                1.1.2   "the  Accounts   Security   Deeds"  means  the  Accounts
                        Security Deeds referred to in Clause 9.4.

                1.1.3 "the Address for Service" means Saville & Co., Princes House, 95 Gresham Street, London EC2V 7NA, England or, in relation to any of the Security Parties, such other address in England and Wales as that Security Party may from time to time designate by no fewer than ten days' written notice to the Bank.

                1.1.4 "the Administration" has the meaning given to it in paragraph 1.1.3 of the ISM Code.

                1.1.5 the "Advance Date" means the date on which any part of the Loan is advanced by the Bank to the Borrowers pursuant to Clause 2.

                1.1.6 "Agreed Rate" means the rate including the Margin agreed by the Bank with the Borrowers from time to time, in the case of an interest period in excess of 12 months, and in an aggregate amount not exceeding twelve point five per centum (12.5%) per annum.

                1.1.7 "Approved Broker" means a firm of independent first class sale and purchase shipbrokers appointed by, and reporting to, the Bank.

                1.1.8 "the Assignments" means the deeds of assignment of the Insurances, Earnings, Charter Rights and Requisition Compensation referred to in Clause 9.2 (each an "Assignment").

                1.1.9 "Attributable Indebtedness" means, in the case of the Maria Vessel, the Indebtedness in respect of the Maria Drawing and, in the case of the Jedi Knight Vessel the Indebtedness in respect of the Jedi Knight Drawing, and, in the case of the Sea Wise Vessel, the Indebtedness in respect of the Sea Wise Drawing.

                1.1.10 "the Availability Termination Date" means 30 March 2005 or such later date as the Bank may in its discretion agree.

                1.1.11 "Break Costs" means all costs, losses, premiums or penalties incurred by the Bank in the circumstances contemplated by Clause 17.4, or as a result of it receiving any prepayment of all or any part of the Loan (whether pursuant to Clause 5 or otherwise), or any other payment under or in relation to the Security Documents on a day other than the due date for payment of the sum in question, and includes (without limitation) any losses or costs incurred in liquidating or re-employing deposits from third parties acquired to effect or maintain the Loan, and any liabilities, expenses or losses incurred by the Bank in terminating or reversing, or otherwise in connection with, any Transaction or any other interest rate and/or currency swap, transaction or arrangement entered into by the Bank to hedge any exposure arising under this Agreement, or in terminating or reversing, or otherwise in connection with, any open position arising under this Agreement or the Master Agreement.

                1.1.12 "Business Day" means a day on which banks are open for the transaction of business of the nature contemplated by this Agreement (and not authorised by law to close) in New York, United States of America; London, England; Hamburg, Federal Republic of Germany; and any other financial centre which the Bank may consider appropriate for the operation of the provisions of this Agreement.

                1.1.13 "Cash Reserves" means freely available cash, or other reserves acceptable to the Bank (and which shall include amounts held by the Bank in respect of any amounts maintained by the Borrowers under Clause 10.2.7), and which are free of Encumbrances, in a minimum aggregate amount of twelve million Dollars ($12,000,000).

                1.1.14 "Charter", in respect of a Vessel, means any charterparty or other contract of employment for that Vessel which will be in force for a period, in aggregate, of eleven months or more or which will have at least eleven months of its term remaining during the Facility Period.

                1.1.15  "Charterer",   in  respect  of  any  Charter,   means  a
                        charterer or other person acceptable to the Bank in its discretion.

                1.1.16 "Charter Rights", in respect of a Vessel, means all rights and benefits accruing to the Owner of that Vessel under or arising out of the relevant Charter and not forming part of the Earnings.

                1.1.17 "Commitment Commission" means the commitment commission to be paid by the Borrowers to the Bank pursuant to Clause 8.2.

                1.1.18 a "Communication" means any notice, approval, demand, request or other communication from one party to this Agreement to any other party to this Agreement.

                1.1.19 "the Communications Address" means c/o Maryville Maritime
                        Inc., 67 Akti Miaouli,  185 36 Piraeus (fax no: 210 4280
                        636)  marked  for  the  attention  of  Mr.  Theodore  M.
                        Kokinis.

                1.1.20 "the Company" means, at any given time and in relation to any Vessel, the company responsible for that Vessel's compliance with the ISM Code pursuant to paragraph 1.1.2 of the ISM Code.

                1.1.21 a "Confirmation" means a Confirmation exchanged, or deemed exchanged, between the Bank and the Borrowers as contemplated by the Master Agreement.

                1.1.22 "Credit Support Document" means any document described as such in the Master Agreement and, where the context permits, any other document referred to in any Credit Support Document which has the effect of creating an Encumbrance in favour of the Bank.

                1.1.23 "Credit Support Provider" means any person (other than any of the Borrowers) described as such in the Master Agreement.

                1.1.24 "Currency of Account" means, in relation to any payment to be made to the Bank under or pursuant to any of the Security Documents, the currency in which that payment is required to be made by the terms of the relevant Security Document.

                1.1.25 "Default Rate" means the aggregate of the Margin and the rate of two per centum (2%) per annum above the cost to the Bank of obtaining funds in amount similar to the amount of the Indebtedness or any relevant part of the Indebtedness for such periods as the Bank shall determine in its discretion.

                1.1.26 "DOC" means, in relation to each Company, a valid Document of Compliance issued for that Company by the Administration pursuant to paragraph 13.2 of the ISM Code.

                1.1.27 "Dollars" and "$" each means available and freely transferable and convertible funds in lawful currency of the United States of America.

                1.1.28  "Drawdown  Notice" means a notice  complying with Clause
                        2.2.

                1.1.29 "Drawing" means a part of the Loan advanced by the Bank to the Borrowers in accordance with Clause 2.2.

                1.1.30 "Earnings", in relation to a Vessel, means all hires, freights, pool income and other sums payable to or for the account of the Owner in respect of that Vessel including (without limitation) all remuneration for salvage and towage services, demurrage and detention moneys, contributions in general average, compensation in respect of any requisition for hire and damages and other payments (whether awarded by any court or arbitral tribunal or by agreement or otherwise) for breach, termination or variation of any contract for the operation, employment or use of the Vessel.

                1.1.31 "the Earnings Accounts" means the bank accounts to be opened, one in the name of each Borrower, with the Bank and designated "[name of Borrower] - Earnings Account".

                1.1.32 "Encumbrance" means any mortgage, charge (fixed or floating), pledge, lien, assignment, hypothecation, preferential right, option, title retention or trust arrangement or any other agreement or arrangement which has the effect of creating security or payment priority.

                1.1.33 "Event of Default" means any of the events set out in Clause 12.2.

                1.1.34 "the Facility Period" means the period beginning on the date of this Agreement and ending on the date when the whole of the Indebtedness has been repaid in full and the Borrowers have ceased to be under any further actual or contingent liability to the Bank under or in connection with the Security Documents.

                1.1.35 "Drawing" means a part of the Loan advanced by the Bank to the Borrowers in accordance with Clause 2.2.

                1.1.36 "the Guarantee" means the guarantee and indemnity of the Guarantor referred to in Clause 9.3.

                1.1.37 "the Guarantor" means Excel Maritime Carriers Ltd. and/or (where the context permits) any other person or company who shall at any time during the Facility Period give to the Bank a guarantee and/or indemnity for the repayment of all or part of the Indebtedness.

                1.1.38 a "Hedging Transaction" means a Transaction entered into between the Bank and the Borrowers pursuant to the Master Agreement for the express purpose of hedging all or part of the Borrowers' interest rate risk pursuant to this Agreement.

                1.1.39 "the Indebtedness" means the Loan; any Master Agreement Liabilities; all other sums of any nature (together with all interest on any of those sums) which from time to time may be payable by any of the Borrowers to the Bank pursuant to the Security Documents; any damages payable as a result of any breach by any of the Borrowers of any of the Security Documents; and any damages or other sums payable as a result of any of the obligations of any of the Borrowers under or pursuant to any of the Security Documents being disclaimed by a liquidator or any other person, or, where the context permits, the amount thereof for the time being outstanding.

                1.1.40  "Insurances",   in  relation  to  a  Vessel,  means  all
                        policies and contracts of insurance (including all entries in protection and indemnity or war risks associations) which are from time to time taken out or entered into in respect of or in connection with that Vessel or her increased value or her Earnings and (where the context permits) all benefits thereof, including all claims of any nature and returns of premium.

                1.1.41 "Interest Payment Date" means each date for the payment of interest in accordance with Clause 6.

                1.1.42 "Interest Period" means each interest period selected by the Borrowers or agreed by the Bank pursuant to Clause 6.

                1.1.43 "the ISM Code" means the International Management Code for the Safe Management of Ships and for Pollution Prevention, as adopted by the Assembly of the International Maritime Organisation on 4 November 1993 by resolution A.74I (18) and incorporated on 19 May 1994 as chapter IX of the Safety of Life at Sea Convention 1974.

                1.1.44 "ISPS Code" means the International Ship and Port Facility Security Code adopted by the International Maritime Organisation (as the same may be amended from time to time).

                1.1.45 "Jedi Knight MOA", means the memorandum of agreement dated 22 October 2004 (as the same may be supplemented, and/or amended from time to time) on the terms and subject to the conditions of which the Jedi Knight Seller has agreed to sell the Jedi Knight Vessel to Liegh.

                1.1.46 "Jedi Knight Seller" means Jedi Knight Enterprises Limited, a company incorporated according to the law of the Republic of Malta with its registered office at [ ], Valletta, Malta.

                1.1.47 "Jedi Knight Vessel" means the 1984 built 37,687 dwt handymax bulk carrier currently registered under the flag of the Republic of Malta in the ownership of the Seller with the name "JEDI KNIGHT" and intended to be sold by the Seller to Liegh pursuant to the Jedi Knight MOA and registered under the flag of the Republic of Panama in the ownership of Liegh with the name "SWIFT".

                1.1.48 "law" means any law, statute, treaty, convention, regulation, instrument or other subordinate legislation or other legislative or quasi-legislative rule or measure, or any order or decree of any government, judicial or public or other body or authority, or any directive, code of practice, circular, guidance note or other direction issued by any competent authority or agency (whether or not having the force of law).

                1.1.49 "LIBOR" means the rate, rounded to the nearest four decimal places downwards (if the digit displayed in the fifth decimal place is 1,2,3 or 4) or upwards (if the digit displayed in the fifth decimal place is 5,6,7,8 or
                        9) displayed as the British Bankers' Association Interest Settlement Rate on any information service selected by the Bank on which that rate is displayed, for deposits in Dollars of amounts equal to the amount of the Loan or any relevant part of the Loan for a period equal in length to the relevant Interest Period, or (if the Bank is for any reason unable to ascertain that rate) the rate (rounded upwards to the nearest whole multiple of one-sixteenth of one per centum) at which deposits in Dollars of amounts comparable to the amount of the Loan (or any relevant part of the Loan) are offered to the Bank in the London Interbank market for a period equal in length to the relevant Interest Period.

                1.1.50 "the Loan" means the aggregate amount from time to time advanced by the Bank to the Borrowers pursuant to Clause 2 or, where the context permits, the amount advanced and for the time being outstanding.

                1.1.51 "the Managers" means Maryville Maritime Inc., a company incorporated according to the law of the Republic of Liberia with its registered office at 80 Broad Street, Monrovia, Liberia, or such other commercial and/or technical managers of the Vessels nominated by the Borrowers as the Bank may in its discretion approve.

                1.1.52 "Mandatory Cost" means the cost imputed to the Bank of compliance with the mandatory liquid asset requirements of the Bank of England and/or the banking supervision or other costs imposed by the Financial Services Authority, determined in accordance with Schedule 1.

                1.1.53 "the Margin" means one point eighty five per centum (1.85%) per annum

                1.1.54 "Maria MOA" means the memorandum of agreement dated 4 November 2004 (as the same may be supplemented, and/or amended from time to time) on the terms and subject to the conditions of which the Maria Seller has agreed to sell the Maria Vessel to Pisces.

                1.1.55 "Maria Seller" means Agile Holdings Corp, a company incorporated according to the law of the Republic of Liberia with its registered office at 80 Broad Street, Monrovia, Liberia.

                1.1.56 "Maria Vessel" means the 1984 built 39,695 dwt handymax bulk carrier currently registered under the flag of the Hellenic Republic in the ownership of the Seller with the name "MARIA" and intended to be sold by the Seller to Pisces pursuant to the Maria MOA and registered under the flag of the Republic of Panama in the ownership of Pisces with the name "GOLDMAR".

                1.1.57 "Market Value", in respect of each Vessel, means the market value of that Vessel determined in accordance with Clause 3.2.7.

                1.1.58 "Master Agreement" means any ISDA Master Agreement (or any other form of master agreement relating to interest or currency exchange transactions) entered into between the Bank and the Borrowers during the Facility Period, including each Schedule to any Master Agreement and each Confirmation exchanged pursuant to any Master Agreement.

                1.1.59 "the Master Agreement Liabilities" means, at any relevant time, all liabilities of the Borrowers to the Bank under or pursuant to the Master Agreement, whether actual or contingent, present or future.

                1.1.60  "Maximum Drawing Amount":-

                        (a) in respect of the Drawing for the Jedi Knight Vessel
                            means the lower of (i) seven million seven hundred and fifty thousand Dollars ($7,750,000) and (ii) seventy per centum (70%) of the Market Value of the Jedi Knight Vessel;

                        (b) in respect of the Drawing for the Maria Vessel means
                            the lower of (i) seven million seven hundred and fifty thousand Dollars ($7,750,000) and (ii) seventy per centum (70%) of the Market Value of the Maria Vessel;

                        (c) in respect of the  Drawing  for the Sea Wise  Vessel
                            means the lower of (i) eleven million five hundred thousand Dollars ($11,500,000) and (ii) seventy per centum (70%) of the Market Value of the Sea Wise Vessel;

                1.1.61 "the Maximum Loan Amount" means the lower of (a) twenty seven million Dollars ($27,000,000) and (b) seventy per centum (70%) of the aggregate Market Value of all the Vessels.

                1.1.62 "the Mortgagees' Insurances" means all policies and contracts of mortgagees' interest insurance, mortgagees' additional perils (oil pollution) insurance and any other insurance from time to time taken out by the Bank in relation to the Vessels.

                1.1.63 "the Mortgages" means the first preferred mortgages referred to in Clause 9.1 (each a "Mortgage").

                1.1.64 "Net Income" means the aggregate profit after tax of the Guarantor calculated in accordance with the accounting information for the Guarantor then most recently required to be delivered pursuant to Clause 9 of the Guarantee.

                1.1.65  "Notional   Amount",   in   respect   of   any   Hedging
                        Transaction, means the Notional Amount as defined in the Confirmation relating to that Hedging Transaction.

                1.1.66 "Owner", in relation to Maria Vessel, means Pisces and, in relation to the Jedi Knight Vessel, means Liegh and, in relation to the Sea Wise Vessel, means Snapper.

                1.1.67 "Potential Event of Default" means any event which, with the giving of notice and/or the passage of time and/or the satisfaction of any materiality test, would constitute an Event of Default.

                1.1.68 "Proceedings" means any suit, action or proceedings begun by the Bank arising out of or in connection with the Security Documents.

                1.1.69 "Repayment Date" means the date for payment of any Repayment Instalment in accordance with Clause 5.

                1.1.70 "Repayment Instalment" means any instalment of the Loan to be repaid by the Borrowers pursuant to Clause 5.

                1.1.71 "Requisition Compensation", in relation to a Vessel, means all compensation or other money which may from time to time be payable to the Owner as a result of the Vessel being requisitioned for title or in any other way compulsorily acquired (other than by way of requisition for hire).

                1.1.72 "the Retention Account" means a bank account to be opened in the joint names of the Borrowers with the Bank and designated "[name of Borrowers] - Retention Account".

                1.1.73 "Sea Wise MOA", means the memorandum of agreement dated 9 December 2004 (as the same may be supplemented, and/or amended from time to time) on the terms and subject to the conditions of which the Sea Wise Seller has agreed to sell the Sea Wise Vessel to Snapper.

                1.1.74 "Sea Wise Seller" means Riggs Properties Inc., a company incorporated according to the law of the Republic of Liberia with its registered office at 80 Broad Street, Monrovia, Liberia.

                1.1.75 "Sea Wise Vessel" means the 1987 built 24,536 dwt bulk carrier currently registered under the flag of the St. Vincent & The Grenadines in the ownership of the Sea Wise Seller with the name "SEA WISE" and intended to be sold by the Sea Wise Seller to Snapper pursuant to the Sea Wise MOA and registered under the flag of the Republic of Panama in the ownership of Snapper with the name "MARYBELLE".

                1.1.76 "the Security Documents" means this Agreement, the Mortgages, the Assignments, the Guarantee, the Accounts Security Deeds, the Master Agreement and any other Credit Support Documents or (where the context permits) any one or more of them, and any other agreement or document which may at any time be executed by any person as security for the payment of all or any part of the Indebtedness.

                1.1.77 "Security Parties" means the Borrowers, the Guarantor, any other Credit Support Providers, and any other person or company who may at any time during the Facility Period be liable for, or provide security for, all or any part of the Indebtedness, and "Security Party" means any one of them.

                1.1.78 "SMC" means, in relation to each Vessel, a valid safety management certificate issued for that Vessel by or on behalf of the relevant Administration pursuant to paragraph 13.4 of the ISM Code.

                1.1.79 "SMS" means, in relation to each Vessel, a safety management system for that Vessel developed and implemented in accordance with the ISM Code and including the functional requirements, duties and obligations required by the ISM Code.

                1.1.80 "Taxes" means all taxes, levies, imposts, duties, charges, fees, deductions and withholdings (including any related interest, fines, surcharges and penalties) and any restrictions or conditions resulting in any charge, other than taxes on the overall net income of the Bank, and "Tax" and "Taxation" shall be interpreted accordingly.

                1.1.81  "Total Loss", in relation to a Vessel, means:-

                        (a) an  actual,   constructive,   arranged,   agreed  or
                            compromised total loss of that Vessel; or

                        (b) the requisition for title or compulsory  acquisition
                            of that Vessel by or on behalf of any government or other authority (other than by way of requisition for hire); or

                        (c) the   capture,   seizure,   arrest,   detention   or
                            confiscation of that Vessel, unless the Vessel is released and returned to the possession of the Owner within one month after the capture, seizure, arrest, detention or confiscation in question.

                1.1.82 "Transaction" means a transaction entered into between the Bank and the Borrowers governed by the Master Agreement.

                1.1.83 "Value", in respect of a Vessel, means a value for that Vessel determined by means of a valuation of that Vessel made in accordance with Clause 10.2.4.

                1.1.84 "the Vessels" means the Maria Vessel, the Jedi Knight Vessel and the Sea Wise Vessel (each a "Vessel").

        1.2     Interpretation

                In this Agreement:-

                1.2.1 words denoting the plural number include the singular and vice versa;

                1.2.2 words denoting persons include corporations, partnerships, associations of persons (whether incorporated or not) or governmental or quasi-governmental bodies or authorities and vice versa;

                1.2.3   references   to   Recitals,   Clauses,   Schedules   and
                        Appendices are references to recitals and clauses of, and schedules and appendices to, this Agreement;

                1.2.4 references to this Agreement include the Recitals, the Schedules and the Appendices;

                1.2.5 the headings and contents page(s) are for the purpose of reference only, have no legal or other significance, and shall be ignored in the interpretation of this Agreement;

                1.2.6   references   to   any   document   (including,   without
                        limitation, to all or any of the Security Documents) are, unless the context otherwise requires, references to that document as amended, supplemented, novated or replaced from time to time;

                1.2.7 references to statutes or provisions of statutes are references to those statutes, or those provisions, as from time to time amended, replaced or re-enacted;

                1.2.8 words and expressions defined in the Master Agreement, unless the context otherwise requires, have the same meaning;

                1.2.9   references   to  the  Bank   include   its   successors,
                        transferees and assignees;

                1.2.10  references to times of day are to London time.

        1.3     Offer letter

                This Agreement supersedes the terms and conditions contained in any correspondence relating to the subject matter of this Agreement exchanged between the Bank and the Borrowers or their representatives prior to the date of this Agreement.

        1.4     Joint and several liability

                1.4.1 All obligations, covenants, representations, warranties and undertakings in or pursuant to the Security
                        Documents assumed, given, made or entered into by the Borrowers shall, unless otherwise expressly provided, be assumed, given, made or entered into by the Borrowers jointly and severally.

                1.4.2 Each of the Borrowers agrees that any rights which it may have at any time during the Facility Period by reason of the performance of its obligations under the Security Documents to be indemnified by any other Borrower and/or to take the benefit of any security taken by the Bank pursuant to the Security Documents shall be exercised in such manner and on such terms as the Bank may require. Each of the Borrowers agrees to hold any sums received by it as a result of its having exercised any such right on trust for the Bank absolutely.

                1.4.3 Each of the Borrowers agrees that it will not at any time during the Facility Period claim any set-off or counterclaim against any other Borrower in respect of any liability owed to it by that other Borrower under or in connection with the Security Documents, nor prove in competition with the Bank in any liquidation of (or analogous proceeding in respect of) any other Borrower in respect of any payment made under the Security Documents or in respect of any sum which includes the proceeds of realisation of any security held by the Bank for the repayment of the Indebtedness.

2       The Loan and its Purpose

        2.1 Agreement to lend Subject to the terms and conditions of this Agreement, and in reliance on each of the representations and warranties made or to be made in or in accordance with each of the Security Documents, the Bank agrees to advance to the Borrowers an aggregate amount not exceeding the Maximum Loan Amount to be used by the Borrowers for the purposes referred to in Recital (D).

        2.2 Advance of the Loan Subject to satisfaction by the Borrowers of the conditions set out in Clause 3.1, and subject to Clause 2.3, the Loan shall be advanced to the Borrowers in three Drawings, one in respect of each Vessel, by such method of funds transfer as the Bank and the Borrowers shall agree. Each Drawing shall be advanced in Dollars on a Business Day, provided that the Borrowers shall have given to the Bank not more than ten and not fewer than three Business Days' notice in writing materially in the form set out in Appendix A of the required Advance Date. The Drawdown Notice once given shall be irrevocable and shall constitute a warranty by the Borrowers that:-

                2.2.1   all  conditions  precedent to the advance of the Drawing
                        requested  in  that  Drawdown   Notice  will  have  been
                        satisfied on or before the Advance Date requested;

                2.2.2 no Event of Default or Potential Event of Default will then have occurred;

                2.2.3 no Event of Default or Potential Event of Default will result from the advance of the Drawing in question; and

                2.2.4 there has been no material adverse change in the business, affairs or financial condition of any of the Security Parties from that pertaining at the date of this Agreement.

        2.3 Availability Termination Date The Bank shall be under no obligation to advance all or any part of the Loan after the Availability Termination Date.

        2.4 Application of Loan Without prejudice to the obligations of the Borrowers under this Agreement, the Bank shall not be obliged to concern itself with the application of the Loan by the Borrowers.

        2.5 Loan and control accounts The Borrowers will open and maintain with the Bank such loan and control accounts as the Bank shall in its discretion consider necessary or desirable.

3       Conditions Precedent and Subsequent

        3.1 Conditions Precedent - initial Before the Bank shall have any obligation to advance any part of the Loan, the Borrowers shall deliver or cause to be delivered to or to the order of the Bank the following documents and evidence:-

                3.1.1 Evidence of incorporation Such evidence as the Bank may reasonably require that each Security Party was duly incorporated in its country of incorporation and remains in existence and, where appropriate, in good standing, with power to enter into, and perform its obligations under, those of the Security Documents to which it is, or is intended to be, a party, including (without limitation) a copy, certified by a director or the secretary of the Security Party in question as true, complete, accurate and unamended, of all documents establishing or limiting the constitution of each Security Party.

                3.1.2 Corporate authorities A copy, certified by a director or the secretary of the Security Party in question as true, complete, accurate and neither amended nor revoked, of a resolution of the directors and a resolution of the shareholders of each Security Party (together, where appropriate, with signed waivers of notice of any directors' or shareholders' meetings) approving, and authorising or ratifying the execution of, those of the Security Documents to which that Security Party is or is intended to be a party and all matters incidental thereto.

                3.1.3 Officer's certificate A certificate signed by a duly authorised officer of each of the Security Parties setting out the names of the directors, officers and shareholders of that Security Party.

                3.1.4 Power of attorney The notarially attested and legalised power of attorney of each of the Security Parties under which any documents are to be executed or transactions undertaken by that Security Party.

                3.1.5 Process agent A letter from Saville & Co. accepting their appointment by each of the Security Parties as agent for service of Proceedings pursuant to the Security Documents.

                3.1.6 Mandates Such duly signed forms of mandate, and/or other evidence of opening of the Accounts, as the Bank may require.

                3.1.7 Security Documents The Loan Agreement, the Guarantee, the Accounts Security Deeds, the Master Agreement and any other credit support documents, together with all notices and other documents required by any of them, duly executed.

                3.1.8 Shareholding Evidence, in form and substance satisfactory to the Bank, that the Guarantor legally and beneficially holds one hundred per centum (100%) of the shares in each Borrower.

                3.1.9 Legal opinions Confirmation satisfactory to the Bank that all legal opinions required by the Bank will be given substantially in the form required by the Bank.

        3.2 Conditions precedent-- each Drawing Before the Bank shall have any obligation to advance any part of a Drawing, the Borrowers shall deliver or cause to be delivered to or to the order of the Bank the following documents and evidence:-

                3.2.1 Vessel documents Photocopies, certified as true, accurate and complete by a director or the secretary of the Owner, of (in respect of the Vessel to which the Drawing in question relates):-

                        (a) that  Vessel's  MOA  (inter  alia)  evidencing  that
                            Vessel's purchase price;

                        (b) that Vessel's,  the bill of sale transferring  title
                            in   that   Vessel   to  its   Owner   free  of  all
                            encumbrances, maritime liens and other debts;

                        (c) that   Vessel's,   the   protocol  of  delivery  and
                            acceptance evidencing the unconditional physical delivery of that Vessel by its Seller to its Owner pursuant to its MOA;

                        (d) any  charterparty or other contract of employment of
                            that Vessel which will be in forte on the Advance Date for that Drawing;

                        (e) the management  agreement between the relevant Owner
                            and the Managers relating to that Vessel;

                        (f) that Vessel's current  International  Tonnage,  Load
                            Line, Safety Construction, Safety Equipment, Safety Radio and Oil Pollution Prevention Certificates;

                        (g) that  Vessel's  current   Certificate  of  Financial
                            Responsibility issued pursuant to the United States Oil Pollution Act 1990;

                        (h) that Vessel's current ISSC;

                        (i) that Vessel's current SMC; and

                        (j) the relevant Company's current DOC;

                        in each case together with all addenda, amendments or supplements.

                3.2.2 Evidence of ownership In respect of the Vessel to which the Drawing in question relates, certificate(s) of ownership and encumbrance (or equivalent) issued by the Registrar of Ships (or equivalent official) at the Vessel's port of registry confirming that the Vessel is on the relevant Advance Date owned by her Owner and free of registered Encumbrances.

                3.2.3 Evidence of insurance In respect of the Vessel to which the Drawing in question relates, evidence that the Vessel is insured in the manner required by the relevant Security Documents and that letters of undertaking will be issued in the manner required by the Security Documents, together with (if required by the Bank and at the expense of the Borrowers) the written approval of the Insurances for that Vessel by an insurance adviser appointed by the Bank.

                3.2.4 Confirmation of class In respect of the Vessel to which the Drawing in question relates, a Certificate of Confirmation of Class for hull and machinery confirming that the Vessel is classed with the highest class applicable to vessels of her type with Lloyd's Register of Shipping or such other classification society as may be acceptable to the Bank.

                3.2.5 Instruction to classification society In respect of the Vessel to which the Drawing in question relates, a letter of instruction from the Owner of that Vessel to that Vessel's classification society in the form required by the Bank, duly acknowledged by the classification society.

                3.2.6 Valuations In respect of the Vessel to which the Drawing in question relates, a valuation of that Vessel addressed to the Bank, at the expense of the Borrowers, from an Approved Broker certifying a Market Value for that Vessel, assessed in such manner as the Bank may require, acceptable to the Bank.

                3.2.7 The Security Documents The Mortgage, and Assignment for that Vessel, together with all notices and other documents required by any of them, duly executed and, in the case of the Mortgage, registered with first priority through the Registrar of Ships (or equivalent official) at the port of registry of the Vessel concerned.

                3.2.8 Drawdown Notice A Drawdown Notice substantially in the form of Appendix A.

                3.2.9 Managers' confirmation In respect of the Vessel to which the Drawing in question relates, the written confirmation of the Managers that, throughout the Facility Period unless otherwise agreed by the Bank, they will remain the commercial and technical managers of that Vessel and that they will not, without the prior written consent of the Bank, sub-contract or delegate the commercial or technical management of that Vessel to any third party.

                3.2.10 Legal opinions Confirmation satisfactory to the Bank that all legal opinions required by the Bank will be given substantially in the form required by the Bank.

        3.3 Conditions Subsequent The Borrowers undertake to deliver or to cause to be delivered to the Bank on, or as soon as practicable after, the Advance Date for the Drawing in question, the following additional documents and evidence:-

                3.3.1 Evidence of registration Evidence of registration of the Mortgage for the Vessel in question, in each case with first priority, with the Registrar of Ships (or equivalent official) at the port of registry of the Vessel concerned.

                3.3.2   Letters  of   undertaking   Letters  of  undertaking  as
                        required by the relevant Security Documents in form and substance acceptable to the Bank.

                3.3.3 Legal opinions Such legal opinions as the Bank shall require.

                3.3.4 Master's receipts The master's receipt for each of the Mortgages.

        3.4 No waiver If the Bank in its sole discretion agrees to advance any part of the Loan to the Borrowers before all of the documents and evidence required by Clause 3.1 and the relevant documents and evidence required by Clauses 3.2 and/or 3.3 have been delivered to or to the order of the Bank, the Borrowers undertake to deliver all outstanding documents and evidence to or to the order of the Bank no later than the date specified by the Bank, and the Bank's advance of any part of the Loan shall not be taken as a waiver of its right to require production of all the documents and evidence required by Clauses 3.1 and/or
                3.2 and/or 3.3.

        3.5 Form and content All documents and evidence delivered to the Bank pursuant to this Clause shall:-

                3.5.1   be in form and substance acceptable to the Bank;

                3.5.2   be accompanied, if required by the Bank, by translations
                        into  the  English  language,   certified  in  a  manner
                        acceptable to the Bank;

                3.5.3 if required by the Bank, be certified, notarised, legalised or attested in a manner acceptable to the Bank.

        3.6 Event of Default The Bank shall be under no obligation to advance any part of the Loan nor to act on any Drawdown Notice if, at the date of the Drawdown Notice or at the date on which the advance of the Loan is requested in the Drawdown Notice, an Event of Default or Potential Event of Default shall have occurred, or if an Event of Default or Potential Event of Default would result from the advance of the Loan.

4       Representations and Warranties

        Each of the Borrowers represents and warrants to the Bank at the date of this Agreement and (by reference to the facts and circumstances then pertaining) at the date of each Drawdown Notice, at each Advance Date and at each Interest Payment Date as follows:-

        4.1 Incorporation and capacity Each of the Security Parties is a body corporate duly constituted and existing and (where applicable) in good standing under the law of its country of incorporation, in each case with perpetual corporate existence and the power to sue and be sued, to own its assets and to carry on its business, and all of the corporate shareholders (if any) of each Security Party are duly constituted and existing under the laws of their countries of incorporation with perpetual corporate existence and the power to sue and be sued, to own their assets and to carry on their business.

        4.2 Solvency None of the Security Parties is insolvent or in liquidation or administration or subject to any other insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of any of the Security Parties or all or any part of their assets.

        4.3 Binding obligations The Security Documents when duly executed and delivered will constitute the legal, valid and binding obligations of the Security Parties enforceable in accordance with their respective terms.

        4.4 Satisfaction of conditions All acts, conditions and things required to be done and satisfied and to have happened prior to the execution and delivery of the Security Documents in order to constitute the Security Documents the legal, valid and binding obligations of the Security Parties in accordance with their respective terms have been done, satisfied and have happened in compliance with all applicable laws.

        4.5 Registrations and consents With the exception only of the registrations referred to in Clause 3.3, all (if any) consents, licences, approvals and authorisations of, or registrations with or declarations to, any governmental authority, bureau or agency which may be required in connection with the execution, delivery, performance, validity or enforceability of the Security Documents have been obtained or made and remain in full force and effect and none of the Borrowers is aware of any event or circumstance which could reasonably be expected adversely to affect the right of any of the Borrowers to hold and/or obtain renewal of any such consents, licences, approvals or authorisations.

        4.6 Disclosure of material facts None of the Borrowers is aware of any material facts or circumstances which have not been disclosed to the Bank and which might, if disclosed, have adversely affected the decision of a person considering whether or not to make loan facilities of the nature contemplated by this Agreement available to the Borrowers.

        4.7 No material litigation There is no action, suit, arbitration or administrative proceeding pending or to its knowledge about to be pursued before any court, tribunal or governmental or other authority which would, or would be likely to, have a materially adverse effect on the business, assets, financial condition or creditworthiness of any of the Security Parties.

        4.8 No breach of law or contract The execution, delivery and performance of the Security Documents will not contravene any contractual restriction or any law binding on any of the Security Parties or on any shareholder (whether legal or beneficial) of any of the Security Parties, or the constitutional documents of any of the Security Parties, nor result in the creation of, nor oblige any of the Security Parties to create, any Encumbrance over all or any of its assets, with the exception of the Encumbrances created by or pursuant to the Security Documents, and, in entering into those of the Security Documents to which it is, or is to be, a patty, and in borrowing the Loan, each of the Borrowers is acting for its own account.

        4.9 No deductions None of the Borrowers is required to make any deduction or withholding from any payment which it may be obliged to make to the Bank under or pursuant to the Security Documents.

        4.10 No established place of business in the United Kingdom or United States None of the Security Parties has, nor will any of them have during the Facility Period, an established place of business in the United Kingdom or the United States of America.

        4.11 Use of Loan The Loan will be used for the purposes specified in Recital (D).

        4.12 German money laundering act. The Borrowers confirm that they are the beneficiaries (within the meaning of section 8 of the German Money Laundering Act (Gesetz ueber das Aufspueren von Gewinnen aus schweren Straftaten (Geldwaeschegesetz)) of the Loan, and that they will promptly inform the Bank if they are not or cease to be the beneficiaries and will then set down in writing the name and the address of the beneficiaries.

5       Repayment and Prepayment

        5.1 Repayment of Maria Drawing The Borrowers agree to repay the Maria Drawing by sixteen (16) consecutive quarterly Repayment Instalments for the Maria Drawing, the first four (4) such Repayment Instalments for the Maria Drawing in the sum of five hundred thousand Dollars ($500,000) each, the following eleven
                (11) such Repayment Instalments for the Maria Drawing in the sum of three hundred and thirty seven thousand five hundred Dollars ($337,500) each, and the sixteenth (16th) and final Repayment
                Instalment for the Maria Drawing in the sum of two million thirty seven thousand five hundred Dollars ($2,037,500) (comprising a repayment instalment for the Maria Drawing of three hundred and thirty seven thousand five hundred Dollars ($337,500) and a balloon payment for the Maria Drawing of one million seven hundred thousand Dollars ($1,700,000) (the "Maria Balloon")) the first Repayment Date for the Maria Drawing being the date which is three calendar months after the Advance Date for the Maria Drawing and subsequent Repayment Dates for the Maria Drawing being at consecutive intervals of three calendar months thereafter, with the sixteenth and final Repayment Date for the Maria Drawing falling not later than four years after the Advance Date for the Maria Drawing.

        5.2 Repayment of Jedi Knight Drawing The Borrowers agree to repay the Jedi Knight Drawing by sixteen (16) consecutive quarterly Repayment Instalments for the Jedi Knight Drawing, the first four (4) such Repayment Instalments for the Jedi Knight Drawing in the sum of five hundred thousand Dollars ($500,000) each, the following eleven (11) such Repayment Instalments for the Jedi Knight Drawing in the sum of three hundred and sixty thousand Dollars ($360,000) each, and the sixteenth and final Repayment Instalment for the Jedi Knight Drawing in the sum of one million seven hundred and ninety thousand Dollars ($1,790,000) (comprising a Repayment Instalment for the Jedi Knight Drawing of three hundred and sixty thousand Dollars ($360,000) and a balloon payment for the Jedi Knight Drawing of one million four hundred and thirty thousand Dollars ($1,430,000) (the "Jedi Knight Balloon")) the first Repayment Date for the Jedi Knight Drawing being the date which is three calendar months after the Advance Date for the Jedi Knight Drawing and subsequent Repayment Dates for the Jedi Knight Drawing being at consecutive intervals of three calendar months thereafter, with the sixteenth (16th) and final Repayment Date for the Jedi Knight Drawing falling not later than four years after the Advance Date for the Jedi Knight Drawing.

        5.3 Repayment of Sea Wise Drawing The Borrowers agree to repay the Sea Wise Drawing by twenty four (24) consecutive quarterly Repayment Instalments for the Sea Wise Drawing, the first four
                (4) such Repayment Instalments for the Sea Wise Drawing in the sum of five hundred and fifty thousand Dollars ($550,000) each, the following four (4) such Repayment Instalments for the Sea Wise Drawing in the sum of five hundred thousand Dollars
                ($500,000) each, the following fifteen (15) such Repayment Instalments for the Sea Wise Drawing in the sum of three hundred and sixty thousand Dollars ($360,000) each, and the twenty fourth (24th) and final Repayment Instalment for the Sea Wise Drawing in the sum of one million nine hundred thousand Dollars ($1,900,000) (comprising a Repayment Instalment for the Sea Wise Drawing of three hundred and sixty thousand Dollars ($360,000) and a balloon payment for the Sea Wise Drawing of one million five hundred and forty thousand Dollars ($1,540,000) ("Sea Wise Balloon" and together with the Maria Balloon and the Jedi Knight Balloon, each a "Balloon")) the first Repayment Date for the Sea Wise Drawing being the date which is three calendar months after the Advance Date for the Sea Wise Drawing and subsequent Repayment Dates for the Sea Wise Drawing being at consecutive intervals of three calendar months thereafter, with the twenty fourth and final Repayment Date for the Sea Wise Drawing falling not later than six years after the Advance Date for the Sea Wise Drawing.

        5.4 Reduction of Repayment Instalments If the aggregate amount advanced to the Borrowers is less than the relevant Maximum Drawing Amount, the amount of each relevant Repayment Instalment shall be reduced pro rata to the amount actually advanced.

        5.5 Prepayment The Borrowers may prepay the Loan in whole or in part in an amount equal to one million Dollars ($1,000,000) or an integral multiple of that amount (or as otherwise may be agreed by the Bank) provided that they have first given to the Bank not fewer than ten days' prior written notice expiring on a Business Day of their intention to do so. Any notice pursuant to this Clause once given shall be irrevocable and shall oblige the Borrowers to make the prepayment referred to in the notice on the Business Day specified in the notice, together with all interest accrued on the amount prepaid up to and including that Business Day.

        5.6 Mandatory Prepayment -- sale or Total Loss of Vessel In the case of a sale or disposal of a Vessel, an amount equal to the higher of (a) the Attributable Indebtedness for that Vessel, and (b) a proportion of the Indebtedness that corresponds to the proportion of the Value of the Vessel concerned (before such sale or Total Loss) to the Value of all the Vessels, shall be repaid in full from the proceeds of such sale or disposal immediately  upon  the  date of such  sale or  disposal  of that
                Vessel.  In  the  case  of  a  Total  Loss  of  a  Vessel,   the
                Attributable Indebtedness for that Vessel shall be repaid in full from the proceeds of the Insurances on the earlier of the date on which Insurance proceeds are received by that Borrower and the date which is ninety (90) days after the date on which that Vessel was declared a Total Loss. If for any reason the sale of Total Loss proceeds shall be insufficient to repay in full the Attributable Indebtedness for that Vessel, the Borrowers' obligation to repay that Attributable Indebtedness shall not be affected.

        5.7 Prepayment indemnity If the Borrowers shall, subject always to Clause 5.5, make a prepayment on a Business Day other than the last day of an Interest Period in respect of the whole of the Loan, they shall, in addition to the amount prepaid and accrued interest, pay to the Bank any amount which the Bank may certify is necessary to compensate the Bank for any Break Costs incurred by the Bank as a result of the making of the prepayment in question.

        5.8 Application of prepayments In respect of each Drawing, any prepayment in an amount less than the Attributable Indebtedness for that Drawing shall be applied in satisfaction or reduction first of any costs and other amounts outstanding in respect of that Drawing secondly of all interest outstanding in respect of that Drawing and thirdly of the Repayment Instalments in inverse order of maturity in respect of that Drawing, commencing with the relevant Balloon; fourthly of the Repayment Instalments for each of the other Drawings in inverse order of maturity, commencing with the Balloon for that Drawing and fifthly against any remaining Attributable Indebtedness for the other Drawings.

        5.9 No reborrowing No amount repaid or prepaid pursuant to this Agreement may in any circumstances be reborrowed

6       Interest

        6.1 Interest Periods The period during which the Loan shall be outstanding pursuant to this Agreement shall be divided into consecutive Interest Periods of three, six or twelve months' duration, as selected by the Borrower by written notice to the Bank not later than 11.00 a.m. on the third Business Day before the beginning of the Interest Period in question, or such other duration as may be agreed by the Bank in its discretion.

        6.2 Beginning and end of Interest Periods The first Interest Period shall begin on the first Advance Date. Notwithstanding Clause 6.1, the first Interest Period in respect of each Drawing other than the first shall be of such a length as to end on the same date as the then current Interest Period applicable to the remainder of the Loan, and the final Interest Period shall end on the Repayment Date applicable to the final Repayment Instalment.

        6.3 Interest Periods to meet Repayment Dates If the Borrowers shall select, or the Borrowers and the Bank shall agree, an Interest Period which does not expire on the next Repayment Date, there shall, in respect of each part of the Loan equal to a Repayment Instalment falling due for payment before the expiry of that Interest Period, be a separate Interest Period which shall expire on the relevant Repayment Date, and the Interest Period selected or agreed shall apply to the balance of the Loan only.

        6.4 Interest rate During each Interest Period interest shall accrue on the Loan either:

                (i) at the rate determined by the Bank to be the aggregate of (a) the Margin and (b) LIBOR determined at or about
                        11.00 a.m. on the second Business Day prior to the beginning of that Interest Period (in respect of Interest Periods of 12 months or less) and (c) the Mandatory Cost; or

                (ii) the Agreed Rate determined at or about 11.00a.m. on the second Business Day prior to the beginning of that Interest Period (in respect of an Interest Period of 12 months or more).

        6.5 Failure to select Interest Period If the Borrowers at any time fail to select or to agree an Interest Period in accordance with Clause 6.1, the interest rate applicable after the expiry of the then current Interest Period shall be the rate determined by the Bank in accordance with Clause 6.4 for consecutive Interest Periods each of such duration (not exceeding three months) as the Bank may in its discretion select.

        6.6 Accrual and payment of interest Interest shall accrue from day to day, shall be calculated on the basis of a 360 day year and the actual number of days elapsed (or, in any circumstance where market practice differs, in accordance with the prevailing market practice) and shall be paid by the Borrowers to the Bank on the last day of each Interest Period and additionally, during any Interest Period exceeding three months, on the last day of each successive three month period after the beginning of that Interest Period.

        6.7 Ending of Interest Periods Each Interest Period shall, subject to Clauses 6.2 and 6.3, end on the date which numerically corresponds to the date on which the immediately preceding Interest Period ended (or, in the case of the first Interest Period, to the first Advance Date) in the calendar month which is the number of months selected or agreed after the calendar month in which the immediately preceding Interest Period ended (or, in the case of the first Interest Period, in which the first Advance Date occulted), except that:-

                6.7.1 if there is no numerically corresponding date in the calendar month in which the Interest Period ends, the Interest Period shall end on the last Business Day in that calendar month; and

                6.7.2 if any Interest Period would end on a day which is not a Business Day, that Interest Period shall end on the next succeeding Business Day (unless the next succeeding Business Day falls in the next calendar month, in which event the Interest Period in question shall end on the next preceding Business Day).

                Any adjustment made pursuant to Clause 6.7.1 or 6.7.2 shall be ignored for the purpose of determining the date on which any subsequent Interest Period shall end.

        6.8 Default Rate If an Event of Default shall occur, the whole of the Indebtedness shall, from the date of the occurrence of the Event of Default, bear interest up to the date of actual payment (both before and after judgment) at the Default Rate, compounded at such intervals as the Bank shall in its discretion determine, which interest shall be payable from time to time by the Borrowers to the Bank on demand.

        6.9 Determinations conclusive Each determination of an interest rate made by the Bank in accordance with Clause 6 shall (save in the case of manifest error or on any question of law) be final and conclusive.

7       The Master Agreement

        7.1 Purpose The Bank and the Borrowers have entered, and/or may during the Facility Period enter, into one or more Transactions pursuant to a Master Agreement, the terms and conditions of each of which are or will be specified in a Confirmation sent by the Bank to the Borrowers.

        7.2 Additional Termination Event If the Loan is for any reason not advanced to the Borrowers on or before the Availability Termination Date, and the Bank and the Borrowers have entered into any Transactions on or before the Availability Termination Date, for the purposes of the Master Agreement an Additional Termination Event (with the Bank as the Affected Party) shall be deemed to have occurred on the Availability Termination Date.

        7.3 Adjustment of Notional Amounts If the aggregate amount of the Loan actually advanced by the Bank to the Borrowers is less than the Notional Amount (or the aggregate Notional Amounts) of the Hedging Transactions entered into on or before the last Advance Date, the obligations of the Borrowers in respect of those Hedging Transactions shall, unless otherwise agreed by the Bank, be calculated, so far as the Bank considers it practicable to do so, by reference to a Notional Amount (or aggregate Notional Amounts) equal to the amount of the Loan actually advanced, reduced on each Repayment Date by the amount of the Repayment Instalment due on that Repayment Date, adjusted if necessary in accordance with Clause 6.2.

        7.4 Effect of prepayment If the Borrowers, subject always to Clause 5, prepay part of the Loan (whether pursuant to Clause 5 , Clause 10.2.5 or any other provision of this Agreement), and the amount of the Loan remaining outstanding after application of that prepayment is less than the Notional Amount (or the aggregate Notional Amounts) of the Hedging Transactions then in effect (reduced, if appropriate, in accordance with the Confirmations relating to those Hedging Transactions), the obligations of the Borrowers in respect of those Hedging Transactions shall, unless otherwise agreed by the Bank, be calculated, so far as the Bank considers it practicable to do so, by reference to a Notional Amount (or aggregate Notional Amounts) equal to the amount of the Loan remaining outstanding after application of the prepayment in question, reduced on each Repayment Date by the amount of the Repayment Instalment due on that Repayment Date after taking into account the application of the prepayment.

        7.5 Authority In order to give effect to Clauses 7.3 and 7.4, or in the event of voluntary or mandatory prepayment by the Borrowers of the whole of the Loan, the Borrowers irrevocably authorise the Bank to amend, restructure, unwind, cancel, net out, terminate, liquidate, transfer or assign any of the rights and/or obligations created pursuant to the Master Agreement in respect of those Hedging Transactions, and/or to enter into any other interest rate exchange and/or hedging transaction or commitment with the Borrowers or with any other counterparty approved by the Bank.

        7.6 Termination of Transactions If the exercise of the Bank's rights under Clause 7.5 results in the termination of any Transaction, that Transaction shall, for the purposes of the Master Agreement (including, without limitation, section 6(e)(i) of the Master Agreement) be treated as a Terminated Transaction resulting from an Event of Default by the Borrowers.

        7.7 Indemnity The Borrowers will indemnify the Bank from time to time on demand in respect of all liabilities, losses, costs or expenses suffered, incurred or sustained by the Bank arising in any way in relation to the exercise by the Bank of its rights under this Clause, or arising in any way from any other termination, cancellation, unwinding or restructuring of any Transaction, together (in each case) with interest at the Default Rate from the date of the Bank's demand until the date on which the Bank receives payment or reimbursement, before or after any relevant judgment.

8       Fees

        8.1     Arrangement  fee  The  Borrowers  shall  pay to the  Bank a flat
                Arrangement Fee equal to zero point sixty five per centum (0.65%) of the Maximum Loan Amount payable at each Advance Date or pro rata on each Advance Date.

        8.2 Commitment commission The Borrowers shall pay to the Bank a Commitment Commission calculated at the rate of zero point sixty five per centum (0.65%) per annum from time to time commencing from 22 September 2004, in the case of an amount of nineteen million Dollars ($19,000,000) in respect of the approved financing on 22 September 2004 of the m.vs "MARIGOLD", "SMART" and "EVANGELISTRIA", and commencing from 24 November 2004 in the case of the undrawn amount of the Maximum Loan Amount in each case to the earlier to occur of the date on which the Maximum Loan Amount shall have been advanced to the Borrowers and the Availability Termination Date, both dates inclusive. The Commitment Commission will accrue from day to day on the basis of a 360 day year and the actual number of days elapsed, and shall be paid quarterly in arrears with a final pro rata payment on each Advance Date and the earlier to occur of the date on which the Maximum Loan Amount shall have been advanced to the Borrowers and the Availability Termination Date.

9       Security Documents

        As security for the repayment of the Indebtedness, the Borrowers shall execute and deliver to the Bank or cause to be executed and delivered to the Bank, on or before the relevant Advance Date, the following Security Documents in such forms and containing such terms and conditions as the Bank shall require:-

        9.1     the Mortgages a first preferred mortgage over each Vessel;

        9.2     the   Assignments  a  deed  of  assignment  of  the  Insurances,
                Earnings, Charter Rights and Requisition Compensation of each Vessel;

        9.3     the Guarantee the guarantee and indemnity of the Guarantor; and

        9.4 the Accounts Security Deeds accounts security deeds in respect of all amounts from time to time standing to the credit of the Accounts.

10      Covenants

        10.1    Negative covenants

                None of the Borrowers will without the Bank's prior written consent:-

                10.1.1 no disposals or third party rights dispose of or create or permit to arise or continue any Encumbrance or other thins party right on or over all or any part of its present or future assets or undertaking (including, without limitation, any of its rights under or in connection with the Master Agreement and any amount at any time payable by it to the Bank under or pursuant to the Master Agreement); nor

                10.1.2 no borrowings borrow any money or incur any obligations under leases; nor

                10.1.3  no repayments repay any loans made to it; nor

                10.1.4 no substantial liabilities except in the ordinary course of business, incur any liability to any third party which is in the opinion of the Bank of a substantial nature; nor

                10.1.5 no dealings with Master Agreement assign, novate or in any other way transfer any of its rights or obligations under or pursuant to the Master Agreement, nor enter into any interest rate exchange or hedging agreement with anyone other than the Bank, nor any other agreement or commitment the effect of which is, in the opinion of the Bank, materially to prejudice the hedging of the Borrowers' interest rate risk effected by the Hedging Transactions from time to time entered into between the Borrowers and the Bank; nor

                10.1.6 no other business engage in any business other than the ownership, operation, chartering and management of the Vessel owned by it; nor

                10.1.7 no loans or other financial commitments make any loan nor enter into any guarantee or indemnity or otherwise voluntarily assume any actual or contingent liability in respect of any obligation of any other person; nor

                10.1.8 no dividends pay any dividends or make any other distributions to shareholders or issue any new shares; nor

                10.1.9 no sale of Vessels sell or otherwise dispose of the Vessel owned by it or any shares in that Vessel nor agree to do so; nor

                10.1.10 chartering  restriction  charter its Vessel for a period exceeding eleven (11) months and shall not, following the occurrence and during the continuation of an Event of Default, let its Vessel on charter or renew or extend any charter or other contract of employment of its Vessel (nor agree to do so); nor

                10.1.11 no change in  management  appoint  anyone other than the
                        Managers as commercial or technical managers of the Vessels, nor terminate or materially vary the arrangements for the commercial or technical management of the Vessels, nor permit the Managers to sub-contract or delegate the commercial or technical management of any Vessel to any third party; nor

                10.1.12 no change in ownership  or control  permit any change in its beneficial ownership and control from that advised to the Bank at the date of this Agreement.

        10.2    Positive covenants

                10.2.1 Registration of Vessels The Borrowers undertake to maintain the registration of the Vessels under the Panamanian flag for the duration of the Facility Period.

                10.2.2 Valuation certificates As and when and as often as may be required by the Bank during the Facility Period, and in any event no less frequently than once during each consecutive period of twelve calendar months during the Facility Period with the first such period commencing on the last Advance Date, the Bank may obtain, at the Borrowed expense, a valuation certificate addressed to the Bank and dated no more than seven (7) days prior to its delivery to the Bank from the Approved Brokers, such certificate certifying the Market Value of each of the Vessels then subject to a Mortgage. Such valuation(s) may made with or without physical inspection of each Vessel (as the Bank may require) on the basis of a sale for prompt delivery for cash at arm's length on normal commercial terms as between a willing seller and a willing buyer and (at the option of the Bank) either free of or subject to any existing charter or other contract of employment.

                10.2.3 Provision of information for valuations The Borrowers irrevocably undertake promptly on the request of the Bank and at the expense of the Borrowers to provide the Approved Broker on request with such information concerning each Vessel, her condition and her employment as the Bank and the Approved Broker may reasonably require for the purpose of the valuations referred to in Clause 10.2.2.

                10.2.4 Market Value of Vessels For the purpose of the Security Documents, the Market Value of each Vessel shall be the value for that Vessel certified in the last valuation certificate obtained by the Bank pursuant to Clause
                        10.2.2 PROVIDED THAT if a Vessel at the date of the Banks request shall be subject to any charter or other contract of employment or any Encumbrance (other than as created by or pursuant to the Security Documents) the Bank shall be entitled to deduct from the Market Value of that Vessel (determined as aforesaid) such sum Of any) as in the Bank's discretion shall represent the amount of the diminution in the Market Value of that Vessel arising as a result of the existence of such charter or other contract of employment or Encumbrance and in that event, for the purpose of the Security Documents, the Market Value of that Vessel shall be the said value less any amount so deducted by the Bank.

                10.2.5 Additional security If and so often as the aggregate of the market values of the Vessels (determined by the Bank in accordance with Clauses 10.2.2, 10.2.3 and 10.2.4) plus the value of any additional security for the time being provided to the Bank pursuant to this Clause shall be less than one hundred and thirty five per centum (135%) of the amount of the Loan, the Borrowers will, within thirty days of the request of the Bank to do so, at the Borrowers' option:-

                        10.2.5.1 pay  to  the  Bank  or to  its  nominee  a cash
                                 deposit in the amount of the shortfall to be secured in favour of the Bank as additional security for the payment of the Indebtedness; or

                        10.2.5.2 give to the Bank other  additional  security in
                                 amount and form acceptable to the Bank in its discretion; or

                        10.2.5.3 prepay  the  amount of the  Indebtedness  which
                                 will ensure that the aggregate of the market values of the Vessels (determined as aforesaid) plus the value of any such additional security is not less than one hundred and thirty five per centum (135%) of the amount of the Loan.

                        Clauses 5.7, 5.8 and 5.9 shall apply, mutatis mutandis, to any prepayment made pursuant to this Clause and the value of any additional security provided pursuant to this Clause shall be determined by the Bank in its discretion.

                10.2.6 Financial statements The Borrowers will supply to the Bank, without request:

                        (a) within one  hundred  and fifty  (150) days after the
                            end of each financial year of each Borrower in as many copies as the Bank may reasonably require certified copies of each Borrower's annual audited financial statements (on a combined or consolidated basis); and

                        (b) within one  hundred  and fifty  (150) days after the
                            end of each financial year in as many copies as the Bank may reasonably require certified copies of the Guarantor's annual audited financial statements on a consolidated basis and in the same form and substance as those produced by the Guarantor during the Facility Period for filing with the United States Security and Exchange Commission and which have so far been filed for 2002 and 2003 and certified as to their correctness by such auditors as the Bank may approve;

                        (c) within one  hundred  and fifty  (150) days after the
                            end of each financial year in as many copies as the Bank may reasonably require, certified copies of the audited annual or other published accounts and copies of the financial statements of each individual Borrower and the Guarantor;

                        in  each  case  in  a  form  consistent  with  generally
                        accepted    accounting    principles    and    practices
                        consistently applied;

                10.2.7 Borrowers' Cash reserves The Borrowers will throughout the Facility Period maintain on a consolidated basis minimum free liquidity in amount of two million Dollars ($2,000,000), which is exclusive of amounts credited to the Retention Account but inclusive of any surplus credit balance on the Earnings Accounts. For the purpose of this paragraph "free liquidity" means the sum of cash, bank deposits, current shares, bonds and other easily marketable securities having an original maturity of not longer than three (3) months.

                10.2.8 Guarantor's Net Income The Borrowers will procure that the Guarantor will not pay any dividend or make any other form of distribution or effect any form of redemption or return of share capital other than a dividend in respect of any financial year of the Guarantor either:-

                        (a) in an amount not exceeding fifty per centum (50%) of
                            its Net Income for such financial year; or

                        (b) in  an  amount  which,   when  aggregated  with  all
                            dividends declared and/or paid by the Guarantor after 1 January 2003, does not exceed fifty per centum (50%) of its accumulated Net Income from 1 January 2003 up to the most recent date as at which any consolidated accounts for the Guarantor have been delivered or were required to be delivered under Clause 9 of the Guarantee.

                10.2.9  Guarantor's dividends The Borrowers will procure that:-

                        (a) if the  Guarantor on a  consolidated  basis does not
                            maintain the Cash Reserves at the time of any dividend payment made in accordance with Clause
                            10.2.8 after the first Advance Date, such dividend payments shall be permitted only with the prior written approval of the Bank, and provided that the same amount is applied as a prepayment on the Loan (such prepayment shall be made in accordance with Clauses 5.7, 5.8 and 5.9); and

                        (b) if  the  Guarantor  on  a  consolidated  basis  does
                            maintain the Cash Reserves at the time of any dividend payment made in accordance with Clam 10.2.8 after the first Advance Date, such dividend payment shall be permitted without prepayment of the Loan and, if a divided payment is made without prepayment on the Loan, the Guarantor shall procure that the Cash Reserves will be maintained at all times until the end of the Facility Period.

                10.2.10 Other  information The Borrowers will promptly supply to the Bank copies of all financial and other information from time to time given by any of the Borrowers to its shareholders and such information and explanations as the Bank may from time to time require in connection with the operation of the Vessels and the Borrowers' profit and liquidity, and will procure that the Bank be given the like information and explanations relating to all other Security Parties.

                10.2.11 Evidence of goodstanding The Borrowers will from time to time on the request of the Bank provide the Bank with evidence in form and substance satisfactory to the Bank that the Security Parties and all corporate shareholders of any of the Security Parties remain in good standing.

                10.2.12 Evidence of current COFR Without limiting the Borrowers'
                        obligations under Clause 10.2.7, the Borrowers will from time to time on the request of the Bank provide the Bank with such evidence as the Bank may reasonably require that each Vessel has a valid and current Certificate of Financial Responsibility pursuant to the United States Oil Pollution Act 1990.

                10.2.13 ISM Code compliance The Borrowers will:-

                        (a) procure  that each of the  Vessels  remains  for the
                            duration of the Facility Period subject to a SMS;

                        (b) maintain  a valid  and  current  SMC for each of the
                            Vessels throughout the Facility Period;

                        (c) if not itself the Company, procure that each Company
                            maintains a valid and current DOC throughout the Facility Period;

                        (d) immediately notify the Bank in writing of any actual
                            or threatened withdrawal, suspension, cancellation or modification of the SMC of any Vessel or of the DOC of any Company;

                        (e) immediately  notify  the  Bank  in  writing  of  any
                            "accident" or "major non-conformity", as each of those terms is defined in the Guidelines on the
                            Implementation of the International Safety Management Code by Administrations adopted by the Assembly of the International Maritime Organisation pursuant to Resolution A.788(19), and of the steps being taken to remedy the situation; and

                        (f) not  without the prior  written  consent of the Bank
                            (which will not be unreasonably withheld) change the identity of any Company.

                10.2.14 ISPS Compliance: The Borrowers will comply with the ISPS
                        Code or any replacement of the ISPS Code and in particular, without limitation, to:-

                        (a) procure that the Vessels and the company responsible
                            for the Vessel's compliance with the ISPS Code comply with the ISPS Code; and

                        (b) maintain  for the Vessels  throughout  the  Facility
                            Period  a  valid  and  current   International  Ship
                            Security Certificate issued under the ISPS Code ("ISSC") and provide a copy to the Bank; and

                        (c) notify the Bank immediately in writing of any actual
                            or threatened withdrawal, suspension, cancellation or modification of the ISSC.

                10.2.15 Inspection  of records  The  Borrowers  will  permit the inspection of their financial records and accounts from time to time by the Bank or its nominee.

                10.2.16 Physical  Condition  Survey In respect  of each  Vessel, after the Advance Date applicable to that Vessel the Borrowers will permit the Bank to conduct a physical condition survey of that Vessel and to conduct a comprehensive inspection of the class and other records of that Vessel by a surveyor appointed by the Bank (in its discretion) at any reasonable time and from time to time during the Facility Period and at the Borrowers' expense.

                10.2.17 Classification  The  Borrowers  will  procure  that each
                        Vessel is classed with the highest class applicable to vessels of her type with the classification society referred to in the Mortgage for that Vessel or such other classification society as may be acceptable to the Bank.

                10.2.18 Pari passu  obligations  The Borrowers will ensure that, throughout the Facility Period, the obligations of the Security Parties under or pursuant to the Security Documents rank at least pari passu with all other existing or future indebtedness, obligations or liabilities of the Security Parties, other than any mandatorily preferred by law.

                10.2.19 Notification  of Event of  Default  The  Borrowers  will immediately notify the Bank in writing of the occurrence of any Event of Default or Potential Event of Default.

                10.2.20 Chartering The Borrowers will ensure and procure that in the event of the Vessels being employed under a charterparty or other contract of employment the duration of such charterparty or contract of employment shall not exceed a period, in aggregate, of eleven months or the term remaining during the Facility Period shall not exceed eleven months without prior written consent of the Bank.

11      Accounts

        11.1 Maintenance of accounts The Borrowers shall maintain the Accounts with the Bank for the duration of the Facility Period free of Encumbrances and rights of set off other than as created by or pursuant to the Security Documents.

        11.2    Earnings The  Borrowers  shall procure that there is credited to
                the  Earnings   Account  all   Earnings   and  any   Requisition
                Compensation.

        11.3 Transfers to Retention Account In respect of each Drawing, on the day in each calendar month during the Facility Period which numerically corresponds to the day on which the Advance Date for that Drawing occurred (or, in any month in which there is no such day, on the last Business Day of that month), the Borrowers shall procure that there is transferred from the Earnings Accounts, or any of them (and irrevocably authorise the Bank to transfer from the Earnings Accounts, or any of them) to the Retention Account:-

                11.3.1 one-third of the amount of the Repayment Instalment for that Drawing due on the next Repayment Date for that Drawing; and

                11.3.2 the amount of interest due on the next Interest Payment Date for that Drawing divided by the number of months between the last Interest Payment Date for that Drawing and the Interest Payment Date in question for that Drawing.

        11.4 Additional payments to Retention Account If for any reason the amount standing to the credit of the Earnings Accounts shall be insufficient to make any transfer to the Retention Account required by Clause 11.3, the Borrowers shall, without demand, procure that there is credited to the Retention Account, on the date on which the relevant amount would have been transferred from the Earnings Accounts, an amount equal to the amount of the shortfall.

        11.5 Application of Retention Account The Borrowers shall procure that there is transferred from the Retention Account (and irrevocably authorise the Bank to transfer from the Retention Account) to the Bank:-

                11.5.1 on each Repayment Date, the amount of the Repayment Instalment then due; and

                11.5.2 on each Interest Payment Date, the amount of interest then due.

        11.6 Borrowers' obligations not affected If for any reason the amount standing to the credit of the Retention Account shall be insufficient to pay any Repayment Instalment or to make any payment of interest when due, the Borrowers' obligation to pay that Repayment Instalment or to make that payment of interest shall not be affected.

        11.7 Release of surplus Any amount remaining to the credit of the Earnings Accounts following the making of any transfer required by Clause 11.3 shall (unless an Event of Default or Potential Event of Default shall have occurred and be continuing) be released to or to the order of the Borrowers.

        11.8 Restriction on withdrawal During the Facility Period no sum may be withdrawn from the Accounts (except in accordance with this Clause) without the prior written consent of the Bank.

        11.9 Relocation of Accounts At any time following the occurrence and during the continuation of an Event of Default, the Bank may without the consent of the Borrowers relocate any or all of the Accounts to any other branch of the Bank, without prejudice to the continued application of this Clause and the rights of the Bank under or pursuant to the Security Documents.

12      Events Of Default

        12.1 The Bank's rights If any of the events set out in Clause 12.2 occurs, the Bank may at its discretion by notice to the Borrowers declare itself to be under no further obligation to the Borrowers under or pursuant to this Agreement and may declare all or any part of the Indebtedness (including such unpaid interest as shall have accrued) to be immediately payable, in which event the Indebtedness (or the part of the Indebtedness referred to in the Bank's notice) shall immediately become due and payable without any further demand or notice of any kind.

        12.2    Events of Default The events referred to in Clause 12.1 are:-

                12.2.1 payment default if the Borrowers default in the payment of any part of the Indebtedness when due; or

                12.2.2 other default if any of the Security Parties fails to observe or perform any of the covenants, conditions, undertakings, agreements or obligations on its part contained in any of the Security Documents or shall in any other way be in breach of or do or cause to be done any act repudiating or evidencing an intention to repudiate any of the Security Documents; or

                12.2.3 misrepresentation or breach of warranty if any representation or warranty made or repeated, or any other information given, by any of the Security Parties to the Bank in or leading up to or during the currency of any of the Security Documents, or in or pursuant to any notice or other document delivered to the Bank under or pursuant to any of the Security Documents, is false or incorrect or misleading in any respect which the Bank in its discretion considers to be material; or

                12.2.4 execution if a distress or execution or other process of a court or authority is levied on any of the property of any of the Security Parties before or after final judgment or by order of any competent court or authority and is not satisfied within seven days of levy; or

                12.2.5  insolvency events if any of the Security Parties:-

                        12.2.5.1 resolves to appoint, or applies for or consents
                                 to the appointment of, a receiver, administrative receiver, trustee, administrator or liquidator of itself or of all or part of its assets; or

                        12.2.5.2 is unable or admits  its  inability  to pay its
                                 debts as they fall due; or

                        12.2.5.3 makes a general  assignment  for the benefit of
                                 creditors  or  enters  into  a  moratorium   on
                                 payment of any of its indebtedness; or

                        12.2.5.4 ceases  trading or threatens to cease  trading;
                                 or

                        12.2.5.5 has appointed an Inspector  under the Companies
                                 Act 1985 or any statutory provision which the Bank in its discretion considers analogous thereto; or

                12.2.6 insolvency proceedings if any proceedings are commenced or threatened, or any order or judgment is given by any court, for the bankruptcy, liquidation, winding up, administration or re-organisation of any of the Security Parties or for the appointment of a receiver, administrative receiver, administrator, liquidator or trustee of any of the Security Parties or of all or part of the assets of any of the Security Parties, or if any person appoints or purports to appoint such receiver, administrative receiver, administrator, liquidator or trustee; or

                12.2.7 impossibility or illegality if any event occurs which would, or would with the passage of time, render performance of any of the Security Documents by any of the Security Parties impossible, unlawfill or unenforceable by the Banks; or

                12.2.8 conditions subsequent if any of the conditions set out in Clause 3.3 is not satisfied within the time reasonably required by the Bank or, if any of the conditions set out in Clause 3.3 have been temporarily waived by the Bank but have not been satisfied after the expiry of such waiver period; or

                12.2.9 revocation or modification of consents etc. if any consent, licence, approval, authorisation, filing, registration or other requirement of any governmental, judicial or other public body or authority which is now, or which at any time during the Facility Period becomes, necessary to enable any of the Security Parties to comply with any of their obligations in or pursuant to any of the Security Documents is not obtained or is revoked, suspended, withdrawn or withheld, or is modified in a manner which the Bank considers is, or may be, prejudicial to its interests, or census to remain in full force and effect; or

                12.2.10 curtailment  of business  if the  business of any of the
                        Security Parties is wholly or partially curtailed or suspended by any intervention by or under authority of any government, or if all or a substantial part of the undertaking, property or assets of any of the Security Parties is seized, nationalised, expropriated or compulsorily acquired by or under authority of any government; or

                12.2.11 Master Agreement  termination if a notice is sent by the
                        Bank under section 6(a) of the Master Agreement, or by any person under section 6(b)(iv) of the Master Agreement, in either case designating an Early Termination Date for the purpose of the Master Agreement, or if the Master Agreement is for any other reason terminated, cancelled, suspended, rescinded, revoked or otherwise ceases to remain in full force and effect; or

                12.2.12 loss of Vessel if any Vessel or any other  vessel  which may from time to time be mortgaged to the Bank as security for the repayment of all or any part of the Indebtedness is destroyed, abandoned, confiscated, forfeited, condemned as prize or becomes a Total Loss[, except that a Total Loss shall not be an Event of Default if:-

                        12.2.12.1 the  Vessel  or other  vessel  is  insured  in
                                  accordance with the Security Documents; and

                        12.2.12.2 no insurer has refused to meet or has disputed
                                  the claim for Total Loss and it is not apparent to the Bank in its discretion that any such refusal or dispute is likely to occur; and

                        12.2.12.3 payment of all  insurance  proceeds in respect
                                  of the Total Loss is made in full to the Bank within one hundred and twenty days of the occurrence of the casualty giving rise to the Total Loss in question or such longer period as the Bank may in its discretion agree]; or

                12.2.13 acceleration   of  other   indebtedness   if  any  other
                        indebtedness or obligation for borrowed money of any of the Security Parties becomes due or capable of being declared due prior to its stated maturity by reason of default on the part of that Security Party, or is not repaid or satisfied at maturity; or

                12.2.14 reduction  of  capital  if any of the  Security  Parties reduces its authorised or issued or subscribed  capital;
                        or

                12.2.15 challenge to  registration  if the  registration  of any
                        Vessel or any Mortgage is contested or becomes void or voidable or liable to cancellation or termination, or if the validity or priority of any Mortgage is contested; or

                12.2.16 war if the country of registration of any Vessel becomes involved in war (whether or not declared) or civil war or is occupied by any other power and the Bank in its discretion considers that, as a result, the security conferred by the Security Documents is materially prejudiced; or

                12.2.17 notice of termination  if the Guarantor  gives notice to
                        the  Bank  to  determine  its   obligations   under  the
                        Guarantee; or

                12.2.18 material  adverse  change  etc.  if  anything is done or permitted or omitted to be done by any of the Security Parties which in the reasonable opinion of the Bank jeopardises or imperils (or may jeopardise or imperil) the rights conferred on the Bank by the Security Documents, or if there occurs (in the opinion of the Bank) any material adverse change in the business, affairs or financial condition of any of the Security Parties from that pertaining at the date of this Agreement; or

                12.2.19 analogous  events if any event  which (in the opinion of the Bank) is analogous to any of the events set out above shall occur.

13      Set-Off and Lien

        13.1 Set-off The Borrowers irrevocably authorise the Bank at any time after all or any part of the Indebtedness shall have become due and payable to set off without notice any liability of any of the Borrowers to the Bank (whether present or future, actual or contingent, and irrespective of the branch or office, currency or place of payment) against any credit balance from time to time standing on any account of any of the Borrowers (whether current or otherwise and whether or not subject to notice) with any branch of the Bank in or towards satisfaction of the Indebtedness and, in the name of the Bank or that Borrower, to do all acts (including, without limitation, converting or exchanging any currency) and execute all documents which may be required to effect such application.

        13.2 Lien The Bank shall have a lien on and be entitled to retain and realise as additional security for the repayment of the Indebtedness any cheques, drafts, bills, notes or negotiable or non-negotiable instruments and any stocks, shares or marketable or other securities and property of any kind of any of the Borrowers (or of the Bank as agent or nominee of any of the Borrowers) from time to time held by the Bank, whether for safe custody or otherwise.

        13.3 Restrictions on withdrawal Despite any term to the contrary in relation to any deposit or credit balance at any time on any account of any of the Borrowers with the Bank, no such deposit or balance shall be repayable or capable of being assigned, mortgaged, charged or otherwise disposed of or dealt with by any of the Borrowers during the Facility Period except in accordance with the Security Documents, but the Bank may from time to time permit the withdrawal of all or any part of any such deposit or balance without affecting the continued application of this Clause.

        13.4 Application Each of the Borrowers irrevocably authorises the Bank to apply all sums which the Bank may receive:-

                13.4.1 pursuant to a sale or other disposition of a Vessel or any right, title or interest in a Vessel; or

                13.4.2 by way of payment to the Bank of any sum in respect of the Insurances, Earnings, Charter Rights or Requisition Compensation of a Vessel; or

                13.4.3 otherwise arising under or in connection with any of the Security Documents in or towards satisfaction, or by way of retention on account, of the Indebtedness in such manner as the Bank may in its discretion determine.

        13.5 Master Agreement rights The rights conferred on the Bank by this Clause shall be in addition to, and without prejudice to or limitation of, the rights of netting and set off conferred on the Bank by the Master Agreement. The Borrowers acknowledge that the Bank shall be under no obligation to make any payment to the Borrowers under or pursuant to the Master Agreement if, at the time that payment becomes due, there shall have occurred an Event of Default or Potential Event of Default, or an Event of Default or Termination Event (as those terms are respectively defined in the Master Agreement).

14      Assignment and Sub-Participation

        14.1 Right to assign The Bank may assign or transfer all or any of its rights under or pursuant to the Security Documents to any other branch of the Bank or to any other bank or financial institution, and may grant sub-participations in all or any part of the Loan.

        14.2 Borrowers' co-operation The Borrowers will co-operate fully with the Bank in connection with any assignment, transfer or sub-participation; will execute and procure the execution of such documents as the Bank may require in connection therewith; and irrevocably authorise the Bank to disclose to any proposed assignee, transferee or sub-participant or any person who may otherwise enter into contractual relations with the Bank in relation to this Agreement (whether before or after any assignment, transfer or sub-participation and whether or not any assignment, transfer or sub-participation shall take place) all information relating to the Security Parties, the Loan or the Security Documents which the Bank may in its discretion consider necessary or desirable.

        14.3 Rights of assignee any assignee, transferee or sub-participant of the Bank shall (unless limited by the express terms of the assignment, transfer or sub-participation) take the full benefit of every provision of the Security Documents benefiting the Bank.

15      Payments, Mandatory Prepayment, Reserve Requirements and Illegality

        15.1 Payments All amounts payable by any of the Borrowers under or pursuant to any of the Security Documents shall be paid to such accounts at such banks as the Bank may from time to time direct to the Borrowers, and (unless payable in any other Currency of Account) shall be paid in Dollars in same day funds (or such funds as are required by the authorities in the United States of America for settlement of international payments for immediate value). Payments shall be deemed to have been received by the Bank on the date on which the Bank receives authenticated advice of receipt, unless that advice is received by the Bank on a day other than a Business Day or at a time of day (whether on a Business Day or not) when the Bank in its discretion considers that it is impossible or impracticable for the Bank to utilise the amount received for value that same day, in which event the payment in question shall be deemed to have been received by the Bank on the Business Day next following the date of receipt of advice by the Bank.

        152 No deductions or withholdings All payments (whether of principal or interest or otherwise) to be made by any of the Borrowers pursuant to the Security Documents shall, subject only to Clause 15.3, be made free and clear of and without deduction for or on account of any Taxes or other deductions, withholdings, restrictions, conditions or counterclaims of any nature.

        15.3 Grossing-up If at any time any law requires (or is interpreted to require) a Borrower to make any deduction or withholding from any payment, or to change the rate or manner in which any required deduction or withholding is made, that Borrower will promptly notify the Bank and, simultaneously with making that payment, will pay to the Bank whatever additional amount (after taking into account any additional Taxes on, or deductions or withholdings from, or restrictions or conditions on, that additional amount) is necessary to ensure that, after making the deduction or withholding, the Bank receives a net sum equal to the sum which it would have received had no deduction or withholding been made.

        15.4 Evidence of deductions If at any time a Borrower is required by law to make any deduction or withholding from any payment to be made by it pursuant to any of the Security Documents, that Borrower will pay the amount required to be deducted or withheld to the relevant authority within the time allowed under the applicable law and will, no later than thirty days after making that payment, deliver to the Bank an original receipt issued by the relevant authority, or other evidence acceptable to the Bank, evidencing the payment to that authority of all amounts required to be deducted or withheld.

        15.5 Adjustment of due dates If any payment or transfer of funds to be made under any of the Security Documents, other than a payment of interest on the Loan or a payment pursuant to the Master Agreement shall be due on a day which is not a Business Day, that payment shall be made on the next succeeding Business Day (unless the next succeeding Business Day falls in the next calendar month in which event the payment shall be made on the next preceding Business Day). Any such variation of time shall be taken into account in computing any interest in respect of that payment.

        15.6 Change in law If, by reason of the introduction of any law, or any change in any law, or the interpretation or administration of any law, or in compliance with any request or requirement from any central bank or any fiscal, monetary or other authority:-

                15.6.1 the Bank (or the holding company of the Bank) shall be subject to any Tax with respect to payments of all or any part of the Indebtedness; or

                15.6.2 the basis of Taxation of payments to the Bank in respect of all or any part of the Indebtedness shall be changed; or

                15.6.3 any reserve requirements shall be imposed, modified or deemed applicable against assets held by or deposits in or for the account of or loans by any branch of the Bank except to the extent included in the Mandatory Cost; or

                15.6.4 the manner in which the Bank allocates capital resources to its obligations under this Agreement and/or the Master Agreement or any ratio (whether cash, capital adequacy, liquidity or otherwise) which the Bank is required or requested to maintain shall be affected; or

                15.6.5 there is imposed on the Bank (or on the holding company of the Bank) any other condition in relation to the Indebtedness or the Security Documents;

                and the result of any of the above shall be to increase the cost to the Bank (or to the holding company of the Bank) of the Bank making or maintaining the Loan or of maintaining its obligations under the Master Agreement, or to cause the Bank to suffer (in its opinion) a material reduction in the rate of return on its overall capital below the level which it reasonably anticipated at the date of this Agreement and which it would have been able to achieve but for its entering into this Agreement or the Master Agreement, and/or performing its obligations under this Agreement or the Master Agreement, the Borrowers shall from time to time pay to the Bank on demand the amount which shall compensate the Bank (or the holding company of the Bank) for such additional cost or reduced return. A certificate signed by an authorised signatory of the Bank setting out the amount of that payment and the basis of its calculation shall be submitted to the Borrowers and shall be conclusive evidence of such amount save for manifest error or on any question of law.

        15.7 Illegality and impracticality Notwithstanding anything contained in the Security Documents, the obligation of the Bank to advance or maintain the Loan shall terminate in the event that a change in any law or in the interpretation of any law by any authority charged with its administration shall make it unlawful or, in the opinion of the Bank, impracticable for the Bank to advance or maintain the Loan. In that event the Bank shall, by written notice to the Borrowers, declare its obligations to be immediately terminated. If all or any part of the Loan shall have been advanced by the Bank to the Borrowers, the Indebtedness (including all accrued interest) shall be prepaid within thirty days from the date of such notice. Clause 5.7 shall apply to that prepayment if it is made on a day other than the last day of an Interest Period.

        15.8 Changes in market circumstances If at any time the Bank determines (which determination shall be final and conclusive and binding on the Borrowers) that, by reason of changes affecting the London Interbank market, adequate and fair means do not exist for ascertaining the rate of interest on the Loan pursuant to this Agreement:-

                15.8.1 the Bank shall give notice to the Borrowers of the occurrence of such event; and

                15.8.2 the Bank shall as soon as reasonably practicable certify to the Borrowers in writing the effective cost to the Bank of maintaining the Loan for such further period as shall be selected by the Bank and the rate of interest payable by the Borrowers for that period; or, if that is not acceptable to the Borrowers,

                15.8.3 the Bank will negotiate with the Borrowers in good faith with a view to modifying this Agreement to provide a substitute basis for the Loan which is financially a substantial equivalent to the basis provided for in this Agreement.

                If, within thirty days of the giving of the notice referred to in Clause 15.8.1, the Borrowers and the Bank fail to agree in writing on a substitute basis for the Loan, the Borrowers will immediately prepay the Indebtedness. Clause 5.7 shall apply to that prepayment if it is made on a day other than the last day of an Interest Period.

        15.9 Non-availability of currency If the Bank is for any reason unable to obtain Dollars in the London Interbank market and is, as a result, or as a result of any other contingency affecting the London Interbank market, unable to advance or maintain the Loan in Dollars, the Bank shall give notice to the Borrowers and the Bank's obligations to make the Loan available shall immediately cease. In that event, if all or any part of the Loan shall have been advanced by the Bank to the Borrowers, the Bank will negotiate with the Borrowers in good faith with a view to establishing a mutually acceptable basis for funding the Loan from an alternative source. If the Bank and the Borrowers have failed to agree in writing on a basis for funding the Loan from an alternative source by 11.00 a.m. on the second Business Day prior to the end of the then current Interest Period, the Borrowers will (without prejudice to their other obligations under or pursuant to this Agreement, including, without limitation, their obligation to pay interest on the Loan, arising on the expiry of the then current Interest Period) prepay the Indebtedness to the Bank on the expiry of the then current Interest Period.

16      Communications

        16.1 Method Any Communication may be given, delivered, made or served (as the case may be) under or in relation to this Agreement by letter or fax and shall be in the English language and sent addressed:-

                16.1.1 in the case of the Bank to the Bank at its address at the head of this Agreement fax no: +49 40 3333 34118) marked for the attention of: Petra Hoefle; and

                16.1.2  in the  case  of  the  Borrowers  to the  Communications
                        Address;

                or to such other address or fax number as the Bank or the Borrowers may designate for themselves by written notice to the other.

        16.2 Timing A Communication shall be deemed to have been duly given, delivered, made or served to or on, and received by, the Borrowers:-

                16.2.1 in the case of a fax when the sender receives one or more transmission reports showing the whole of the Communication to have been transmitted to the correct fax number;

                16.2.2 if delivered to an officer of any of the Borrowers or left at the Communications Address at the time of delivery or leaving; or

                16.2.3 if posted, at 9.00 am. on the Business Day after posting by prepaid first class post.

                A Communication shall only be deemed to have been duly given, delivered, made or served to or on, and received by, the Bank on actual receipt of the whole of that Communication by the Bank.

        16.3 Indemnity The Borrowers shall indemnify the Bank against any cost, claim, liability, loss or expense (including legal fees and any Value Added Tax or any similar or replacement tax (if applicable)) which the Bank may sustain or incur as a consequence of any Communication sent by or on behalf of any of the Borrowers by fax not being received by its intended recipient, or being received incomplete, or by reason of any Communication purportedly having been sent by or on behalf of any of the Borrowers having been sent fraudulently.

17      General Indemnities

        17.1 Currency In the event of the Bank receiving or recovering any amount payable under any of the Security Documents in a currency other than the Currency of Account and if the amount received or recovered is insufficient when converted into the Currency of Account at the date of receipt to satisfy in full the amount due, the Borrowers shall, on the Bank's written demand, pay to the Bank such further amount in the Currency of Account as is sufficient to satisfy in full the amount due and that further amount shall be due to the Bank as a separate debt under this Agreement.

        17.2 Costs and expenses The Borrowers will, within fourteen days of the Bank's written demand, reimburse the Bank for all costs and expenses (including Value Added Tax or any similar or replacement tax if applicable) of and incidental to:-

                17.2.1 the negotiation, preparation, execution and registration of the Security Documents (whether or not any of the Security Documents are actually executed or registered and whether or not all or any part of the Loan is advanced);

                17.2.2 any amendments, addenda or supplements to any of the Security Documents (whether or not completed);

                17.2.3 any other documents which may at any time be required by the Bank to give effect to any of the Security Documents or which the Bank is entitled to call for or obtain pursuant to any of the Security Documents (including, without limitation, all premiums and other sums from time to time payable by the Bank in relation to the Mortgagees' Insurances); and

                17.2.4 the exercise of the rights, powers, discretion and remedies of the Bank under or pursuant to the Security Documents.

        17.3 Events of Default The Borrowers shall indemnify the Bank from time to time on demand against all losses and costs incurred or sustained by the Bank as a consequence of any Event of Default, including (without limitation) any Break Costs.

        17.4 Funding costs The Borrowers shall indemnify the Bank from time to time on demand against all losses and costs incurred or sustained by the Bank if, for any reason, a part of the Loan is not advanced to the Borrowers after its Drawdown Notice has been given to the Bank, or is advanced on a date other than that requested in its Drawdown Notice (unless, in either case, as a result of any default by the Bank), including (without limitation) any Break Costs.

        17.5 Protection and enforcement The Borrowers shall indemnify the Bank from time to time on demand against all losses, costs and liabilities which the Bank may from time to time sustain, incur or become liable for in or about the protection, maintenance or enforcement of the rights conferred on the Bank by the Security Documents or in or about the exercise or purported exercise by the Bank of any of the rights, powers, discretions or remedies vested in it under or arising out of the Security Documents, including (without limitation) any losses, costs and liabilities which the Bank may from time to time sustain, incur or become liable for by reason of the Bank being mortgagee of any Vessel and/or a lender to the Borrowers, or by reason of the Bank being deemed by any court or authority to be an operator or controller, or in any way concerned in the operation or control, of any Vessel.

        17.6 Liabilities of Bank The Borrowers will from time to time reimburse the Bank on demand for all sums which the Bank may pay or become actually or contingently liable for on account of any Borrower or in connection with any Vessel (whether alone or jointly or jointly and severally with any other person) including (without limitation) all sums which the Bank may pay or guarantees which it may give in respect of the Insurances, any expenses incurred by the Bank in connection with the maintenance or repair of any Vessel or in discharging any lien, bond or other claim relating in any way to any Vessel, and any sums which the Bank may pay or guarantees which it may give to procure the release of any Vessel from arrest or detention.

        17.7 Taxes The Borrowers shall pay all Taxes to which all or any part of the Indebtedness or any of the Security Documents may be at any time subject and shall indemnify the Bank on demand against all liabilities, costs, claims and expenses resulting from any omission to pay or delay in paying any such Taxes.

18      Miscellaneous

        18.1 Waivers No failure or delay on the part of the Bank in exercising any right, power, discretion or remedy under or pursuant to any of the Security Documents, nor any actual or alleged course of dealing between the Bank and any of the Borrowers, shall operate as a waiver of, or acquiescence in, any default on the part of any Security Party, unless expressly agreed to do so in writing by the Bank, nor shall any single or partial exercise by the Bank of any right, power, discretion or remedy preclude any other or further exercise of that right, power, discretion or remedy, or the exercise by the Bank of any other right, power, discretion or remedy.

        18.2 No oral variations No variation or amendment of any of the Security Documents shall be valid unless in writing and signed on behalf of the Bank.

        18.3 Severability If at any time any provision of any of the Security Documents is invalid, illegal or unenforceable in any respect that provision shall be severed from the remainder and the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

        18.4 Successors etc. The Security Documents shall be binding on the Security Parties and on their successors and permitted transferees and assignees, and shall inure to the benefit of the Bank and its successors, transferees and assignees. None of the Borrowers may assign nor transfer any of its rights under or pursuant to any of the Security Documents without the prior written consent of the Bank.

        18.5 Further assurance If any provision of the Security Documents shall be invalid or unenforceable in whole or in part by reason of any present or future law or any decision of any court, or if the documents at any time held by the Bank are considered by the Bank for any reason insufficient to carry out the terms of this Agreement, then from time to time the Borrowers will promptly, on demand by the Bank, execute or procure the execution of such further documents as in the opinion of the Bank are necessary to provide adequate security for the repayment of the Indebtedness.

        18.6 Other arrangements The Bank may, without prejudice to its rights under or pursuant to the Security Documents, at any time and from time to time, on such terms and conditions as it may in their discretion determine, and without notice to any Borrower, grant time or other indulgence to, or compound with, any other person liable (actually or contingently) to the Bank in respect of all or any part of the Indebtedness, and may release or renew negotiable instruments and take and release securities and hold funds on realisation or suspense account without affecting the liabilities of the Borrowers or the rights of the Bank under or pursuant to the Security Documents.

        18.7 Advisers The Borrowers irrevocably authorise the Bank, at any time and from time to time during the Facility Period, to consult insurance advisers on any matters relating to the Insurances, including, without limitation, the collection of insurance claims, and from time to time to consult or retain advisers or consultants to monitor or advise on any other claims relating to the Vessels. The Borrowers will provide such advisers and consultants with all information and documents which they may from time to time require and will reimburse the Bank on demand for all costs and expenses incurred by the Bank in connection with the consultation or retention of such advisers or consultants.

        18.8 Delegation The Bank may at any time and from time to time delegate to any person any of its rights, powers, discretions and remedies pursuant to the Security Documents on such terms as it may consider appropriate (including the power to sub-delegate).

        18.9 Rights etc. cumulative Every right, power, discretion and remedy conferred on the Bank under or pursuant to the Security
                Documents shall be cumulative and in addition to every other right, power, discretion or remedy to which it may at any time be entitled by law or in equity. The Bank may exercise each of its rights, powers, discretions and remedies as often and in such order as it deems appropriate. The exercise or the beginning of the exercise of any right, power, discretion or remedy shall not be interpreted as a waiver of the right to exercise that or any other right, power, discretion or remedy either simultaneously or subsequently.

        18.10 No enquiry The Bank shall not be concerned to enquire into the powers of the Security Parties or of any person purporting to act on behalf of any of the Security Parties, even if any of the Security Parties or any such person shall have acted in excess of their powers or if their actions shall have been irregular, defective or informal, whether or not the Bank had notice thereof.

        18.11 Continuing security The security constituted by the Security Documents shall be continuing and shall not be satisfied by any intermediate payment or satisfaction until the Indebtedness shall have been repaid in full and the Bank shall be under no further actual or contingent liability to any third party in relation to the Vessels, the Insurances, Earnings or Requisition Compensation or any other matter referred to in the Security Documents.

        18.12 Security cumulative The security constituted by the Security Documents shall be in addition to any other security now or in the future held by the Bank for or in respect of all or any part of the Indebtedness, and shall not merge with or prejudice or be prejudiced by any such security or any other contractual or legal rights of the Bank, nor affected by any irregularity, defect or informality, or by any release, exchange or variation of any such security. Section 93 of the Law of Property Act 1925 and all provisions which the Bank considers analogous thereto under the law of any other relevant jurisdiction shall not apply to the security constituted by the Security Documents.

        18.13 Re-instatement If the Bank takes any steps to exercise any of its rights, powers, remedies or discretions pursuant to the Security Documents and the result shall be adverse to the Bank, the Borrowers and the Bank shall be restored to their former positions as if no such steps had been taken.

        18.14 No liability Neither the Bank nor any agent or employee of the Bank, nor any receiver and/or manager appointed by the Bank, shall be liable for any losses which may be incurred in or about the exercise of any of the rights, powers, discretions or remedies of the Bank under or pursuant to the Security Documents nor liable as mortgagee in possession for any loss on realisation or for any neglect or default of any nature for which a mortgagee in possession might otherwise be liable.

        18.15 Rescission of payments etc. Any discharge, release or reassignment by the Bank of any of the security constituted by, or any of the obligations of any Security Party contained in, any of the Security Documents shall be (and be deemed always to have been) void if any act (including, without limitation, any payment) as a result of which such discharge, release or reassignment was given or made is subsequently wholly or partially rescinded or avoided by operation of any law.

        18.16 Subsequent Encumbrances If the Bank receives notice of any subsequent Encumbrance affecting any Vessel or all or any part of the Insurances, Earnings, Charter Rights or Requisition Compensation or the Accounts, the Bank may open a new account in its books for the Borrowers. If the Bank does not open a new account, then (unless the Bank gives written notice to the contrary to the Borrowers) as from the time of receipt by the Bank of notice of such subsequent Encumbrance, all payments made to the Bank shall be treated as having been credited to a new account of the Borrowers and not as having been applied in reduction of the Indebtedness.

        18.17 Releases If the Bank shall at any time in its discretion release any party from all or any part of any of the Security Documents, the liability of any other party to the Security Documents shall not be varied or diminished.

        18.18 Discretions Unless otherwise expressly indicated, where the Bank is stated in the Security Documents to have a discretion and/or where the opinion of the Bank is referred to and/or where the consent, agreement or approval of the Bank is required for any course of action, or where anything is required to be acceptable to the Bank, the Bank shall have a sole, absolute and unfettered discretion and/or may give or withhold its consent, agreement or approval at its sole, absolute and unfettered discretion.

        18.19 Certificates Any certificate or statement signed by an authorised signatory of the Bank purporting to show the amount of the Indebtedness (or any part of the Indebtedness) or any other amount referred to in any of the Security Documents shall, save for manifest error or on any question of law, be conclusive evidence as against the Borrowers of that amount.

        18.20 Survival of representations and warranties The representations and warranties on the part of the Borrowers contained in this Agreement shall survive the execution of this Agreement and the advance of the Loan.

        18.21 Counterparts This Agreement may be executed in any number of counterparts each of which shall be original but which shall together constitute the same instrument.

        18.22 Contracts (Rights of Third Parties) Act 1999 No term of the Agreement is enforceable by a person who is not a party to it.

        18.23 Disclaimer for unencoded e-mails All information related or connected to the making of the Loan by the Bank and each respective credit decision and negotiation related or connected to the drafting and drawing up of any of the Loan documents, the Security Documents and any transaction documents may be made or given by the Bank, its respective lawyers and any other consultant inter se and otherwise, by e-mail. The Borrowers confirm their awareness of the risk generally (which include the possibility that the confidentiality and the authenticity may not be safeguarded) related to communication by e-mail.

        18.24 Non-Immunity The Borrowers do not have any right of immunity from set-off, suit or execution, attachment or other legal process under the laws of England or any other jurisdiction.

        18.25 Commercial act The exercise by the Borrowers of their rights and performance and discharge of their duties and liabilities under this Agreement will constitute commercial acts done and performed by the Borrowers for private and commercial purposes.

        18.26 Waiver of immunity To the extent that the Borrowers may in any jurisdiction, in which proceedings may at any time be taken for the enforcement of this Agreement and/or any of the other Security Documents, claim for themselves or their assets immunity from suit, judgment, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process, and to the extent that in any such jurisdiction there may be attributed to themselves or their assets any such immunity (whether or not claimed), the Borrowers hereby irrevocably agree not to claim and hereby irrevocably waive any such immunity to the full extent permitted by the laws of such jurisdiction.

19      Law and Jurisdiction

        19.1 Governing law This Agreement shall in all respects be governed by and interpreted in accordance with English law.

        19.2 Jurisdiction For the exclusive benefit of the Bank, the parties to this Agreement irrevocably agree that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that any Proceedings may be brought in those courts.

        19.3 Alternative jurisdictions Nothing contained in this Clause shall limit the right of the Bank to commence any Proceedings against any of the Borrowers in any other court of competent jurisdiction nor shall the commencement of any Proceedings against any of the Borrowers in one or more jurisdictions preclude the commencement of any Proceedings in any other jurisdiction, whether concurrently or not.

        19.4 Waiver of objections Each of the Borrowers irrevocably waives any objection which it may now or in the future have to the laying of the venue of any Proceedings in any court referred to in this Clause, and any claim that those Proceedings have been brought in an inconvenient or inappropriate forum, and irrevocably agrees that a judgment in any Proceedings commenced in any such court shall be conclusive and binding on it and may be enforced in the courts of any other jurisdiction.

        19.5 Service of process Without prejudice to the right of the Bank to use any other method of service permitted by law, each of the Borrowers irrevocably agrees that any writ, notice, judgment or other legal process shall be sufficiently served on it if addressed to it and left at or sent by post to the Address for Service, and in that event shall be conclusively deemed to have been served at the time of leaving or, if posted, at 9.00 a.m. on the Business Day after posting by prepaid first class post.

IN WITNESS of which the parties to this Agreement have executed this Agreement the day and year first before written.

                                   Schedule 1
                        Calculation of the Mandatory Cost

(a) The Mandatory Cost for the Loan for each Interest Period is the rate determined by the Bank in accordance with the following formulae:

     (i)  where the Loan is denominated in Sterling:

          BY + S(Y-Z) + F x 0.01% per annum = Mandatory Cost
          ----------------------
                 100-(B+S)

     (ii) where the loan is denominated in any other Permitted Currency:

           F x 0.01% per annum = Mandatory Cost
           --------
             300

     where on the day of application of the formula:

     B is the percentage of the Bank's eligible liabilities (in excess of any stated minimum) which the Bank of England requires the Bank to hold on a noninterest-bearing deposit account in accordance with its cash ratio requirements;

     Y is the rate at which Sterling deposits are offered by the Bank to leading banks in the London Interbank market at or about 11.00 a.m. on that day for the relevant period;

     S is the percentage of the Bank's eligible liabilities which the Bank of England requires the Bank to place as a special deposit;

     Z is the interest rate per annum allowed by the Bank of England on special deposits; and

     F is the charge payable by the Bank to the Financial Services Authority under paragraph 2.02 or 2.03 (as appropriate) of the Fees Regulations or the equivalent provisions in any replacement regulations (with, for this purpose, the figure for the minimum amount in paragraph 2.02b or such equivalent provision deemed to be zero), expressed in pounds per (pound)1 million of the fee base of the Bank.

(b)  For the purpose of this Schedule :

     (i) "eligible liabilities" and "special deposits" have the meanings given to them at the time of application of the formula by the Bank of England;

     (ii) "fee base" has the meaning given to it in the Fees Regulations; (iii) "Fees Regulations" means:-

          (A) up to and including 31 March 2002, the Banking Supervision (Fees) Regulations 2001; and

          (B) after that date any regulations governing the payment of fees for banking supervision;

     (iv) "relevant period" in relation to each Interest Period, means:

          (A)  if it is three months or less, that Interest Period; or

          (B)  if it is more than three months, three months.

(c) In the application of the formula B, Y, S and Z are included in the formula as figures and not as percentages, e.g. if B = 0.5% and Y = 15%, BY is calculated as 0.5. x 15.

(d) (i) The formula is applied on the first day of each relevant period comprised in the relevant Interest Period.

     (ii) Each rate calculated in accordance with the formula is, if necessary, rounded upward to four decimal places.

(e) If a change in circumstances has rendered, or will render, the formula inappropriate, the Bank shall notify the Borrower of the manner in which the Mandatory Cost will subsequently be calculated. The manner of calculation so notified by the Bank shall, in the absence of manifest error, be binding on the Borrower.

SIGNED by
duly authorised for and on
behalf of PISCES SHIPHOLDING LTD.





SIGNED by
duly authorised for and on
behalf of LIEGH JANE NAVIGATION S.A.





SIGNED by
duly authorised for and on
behalf of SNAPPER MARINE LTD.





SIGNED by
duly authorised for and on
behalf of HSH NORDBANK AG

                                   Appendix A

To:  HSH NORDBANK AG

From: PISCES SHIPHOLDING LTD.
      LIEGH JANE NAVIGATION S.A.
      SNAPPER MARINE LTD.

                                                                            2004

Dear Sirs,

                                 Drawdown Notice

     We refer to the Loan Agreement dated ____________ 2004 made between ourselves and yourselves ("the Agreement").

     Words and phrases defined in the Agreement have the same meaning when used in this Drawdown Notice.

     Pursuant to Clause 2.3 of the Agreement, we irrevocably request that you advance the sum of [____] to us on __________ 2004, which is a Business Day, by paying the amount of the Loan to [____] [in accordance with instructions given to you by the Bank].

     We warrant that the representations and warranties contained in Clause 4 of the Agreement are true and correct at the date of this Drawdown Notice and will be true and correct on 2004; that no Event of Default nor Potential Event of Default has occurred and is continuing, and that no Event of Default or Potential Event of Default will result from the advance of the Loan requested in this Drawdown Notice.

     [We select the period of [____] months as the first Interest Period].

                                        Yours faithfully


                                      --------------------
                                      For and on behalf of
                                     PISCES SHIPHOLDING LTD.
                                   LIEGH JANE NAVIGATION S.A.
                                       SNAPPER MARINE LTD.

02545.0001 #553485